

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 4, 2005




Patricia J. Martin
Vice President, Deputy General
Counsel & Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/4/2005

Re: Maytag Corporation

Dear Ms. Martin:

This is in regard to your letter dated March 4, 2005 concerning the shareholder proposal submitted by the California Public Employees' Retirement System for inclusion in Maytag's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Maytag therefore withdraws its January 14, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



cc: Marte Castaños
Senior Staff Counsel
CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 14, 2005

DELIVERED BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the California Public Employees' Retirement System for Inclusion in the 2005 Proxy Statement of Maytag Corporation.

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Maytag Corporation (the "Company"), which has received a shareholder proposal and supporting statement (the "Proposal") submitted by the California Public Employees' Retirement System ("CalPERS" or the "Proponent"), which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's shareholders in connection with its 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company hereby notifies the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2005 Proxy Materials for the reasons set forth below. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal, (ii) the

Proposal, attached hereto as Annex A, and (iii) a supporting opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell, attached hereto as Annex B.

I. The Proposal Presented by CalPERS

For your convenience, the text of the resolution and supporting statement contained in the Proposal is set forth below:

> RESOLVED, that the shareholders of Maytag Corporation ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2004 annual meeting, in any final Board action, opposed: (a) the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.
>
> Note: this proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but reverses such opposition before the Board's approval of the Company's final proxy materials for the 2005 annual meeting.
>
> Supporting Statement
>
> Is accountability by the Board important to you as a shareholder of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 300,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member that did not support the Company's shareholders overwhelming preference to declassify the Company's Board. Last year, 66% of the Company's shareholders voted to declassify the Board. In 2002 and 2003 similar proposals received 55% and 59% of the shareholder vote, respectively. We believe any director that ignores such overwhelming votes of the Company's shareholders is not fit for reelection and is not qualified to serve as director of the Company.
>
> CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareholders are willing to pay a premium for corporations with excellent corporate governance as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareholders to declassify the Company's Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

> CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareholders consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

II. Background

The Company's board of directors is classified into three classes with directors serving staggered three-year terms. At the Company's 2004 annual meeting, shareholders approved a proposal submitted under Rule 14a-8 requesting that the board of directors take the necessary steps to provide for the annual election of all directors. The board subsequently met to consider the adoption of the Proposal and determined that retention of the classified board was in the best interests of the Company and its shareholders.

The Proposal would require a bylaw amendment disqualifying for renomination any director who, after the 2004 annual meeting, (a) opposed, in "any final board action," the submission to a shareholder vote of a binding declassification proposal at the 2005 annual meeting or (b) opposed, in "any final board action," the support of the board in any proxy materials if such a proposal were to be submitted to a vote of the shareholders at the 2005 annual meeting. Directors can cure their disqualification if they have at one time opposed (a) or (b) after the 2004 annual meeting but have reversed their opposition before the board approves the final proxy materials for the 2005 annual meeting. Although the language of the Proposal is far from clear, we believe it is the intention of the Proponent that, by virtue of the decision made after the 2004 annual meeting to retain the classified board, every current director of the Company would be disqualified from renomination to the board at the expiration of his or her term unless they reversed their opposition before approval of the final 2005 Proxy Materials.

Additionally, it is clear from the supporting statement that the intent of the Proponent is to use this outcome to coerce directors into a choice between declassifying the board at the 2005 annual meeting or disqualifying themselves from renomination. For the reasons discussed below, the Company believes it may properly exclude the Proposal from its 2005 Proxy Materials.

III. The Proposal is Excludable Because it Relates to the Election of Directors

(a) *The Proposal Questions the Business Judgment and Suitability for Office of Directors Who Will Stand for Reelection at the Upcoming Annual Meeting of Shareholders*

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors." The principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections," since other proxy rules are applicable to director election contests. Release No. 34-12598 (July 7, 1976). Interpreting this rule, the Staff has a long history of permitting exclusion of shareholder proposals which question the capability and business judgment of directors eligible for reelection at the upcoming annual meeting. See, e.g., Exxon Mobil Corporation (March 20, 2002) (allowing exclusion under Rule 14a-8(i)(8) where the proposal seemed to question the business judgment, competence, and service of the CEO and other directors); Foster Wheeler Corporation (February 5, 2001) (allowing exclusion under Rule 14a-8(i)(8) where the proposal questioned the business judgment of the current chairman through a proposal to replace him with an independent director); AT&T Corp. (February 13, 2001) (allowing exclusion under Rule 14a-8(i)(8) where the proposal questioned the business judgment and strategy of the Chairman and the CEO); PepsiCo, Inc. (February 1, 1999) (allowing exclusion under Rule 14a-8(i)(8) where the proposal questioned the ability of two members of the board who will stand for reelection at the upcoming annual meeting); Black and Decker Corporation (January 21, 1997) (allowing exclusion under Rule 14a-8(i)(8) where the proposal, among others, questioned the independence of the board members); Great Atlantic & Pacific Tea Company, Inc. (March 8, 1996) (permitted exclusion of proposal questioning business judgment and competence of the company's chief executive officer on the basis that it related to his re-election as a director).

In a particularly similar situation, the Staff permitted exclusion of a proposal submitted to Honeywell International Inc. that would have made directors ineligible for reelection if they failed to implement precatory resolutions that had been adopted by shareholders. In its supporting statement, this proposal made clear that it was motivated by the company's refusal to implement certain precatory resolutions which had received support by more than a majority vote of the company's shareholders at previous annual meetings. The Staff permitted exclusion of the proposal under 14a-8(i)(8) because "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting." Honeywell International Inc. (March 2, 2000).

Similarly, the Proposal in the instant case calls into question the business judgment of directors of the Company who are up for reelection at the upcoming annual meeting in precisely the same manner. The Proposal, in its supporting statement, indicates that it was submitted in order to disqualify for nomination any director "that did not support the Company's shareholders overwhelming preference to declassify the Company's Board." The Proposal goes on to state that "[w]e believe any director that ignores such overwhelming votes of the Company's shareholders is *not fit for reelection* and is *not qualified to serve* as director of the Company" (emphasis added).

As was the case in the Honeywell shareholder proposal, the Proposal asserts that the position a director took with respect to the implementation of prior precatory resolutions is evidence of a director's unfitness to continue to serve as a director following the completion of his or her term. Indeed, since the Company's Board of Directors in prior years has determined, in its business judgment, that submission to a shareholder vote of a binding declassification proposal is not in the best interests of the Company or its shareholders, the bylaw amendment itself—separate and apart from the supporting statement—represents a strong criticism of that business judgment. Therefore, because certain of the current directors of the Company will be nominated for reelection at the 2005 meeting, the Proposal impermissibly questions the judgment and suitability for office of these directors in the Company's own proxy materials—precisely the outcome 14a-8(i)(8) intends to avoid.

Accordingly, because both the bylaw amendment and the supporting statement, each acting separately and together, question the business judgment and suitability for office of members of the board who will be up for reelection at the upcoming annual meeting, the Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

IV. The Proposal is Excludable Because it Is Not a Proper Subject for Action by Shareholders Under Delaware Law

(a) The Opinion of Company's Delaware Counsel Concludes the Proposal Is Not a Proper Subject for Action by Shareholders Under Delaware Law

Rule 14a-8(i)(1) under the Exchange Act provides that a registrant may exclude a shareholder proposal from its proxy statement and form of proxy "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in the state of Delaware and has received the opinion of the Company's Delaware counsel, attached hereto as Annex B, that the Proposal is not a proper subject for action by shareholders under Delaware law.

Accordingly, the Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(1).

(b) The Proposal is Excludable Because It Attempts an End-Run Around the Company's Right to Exclude Binding Proposals to Eliminate a Classified Board

Under Rule 14a-8(i)(1) of the Exchange Act, the Staff routinely allows companies to exclude from their proxy statement binding shareholder proposals unless they are recast as recommendations or requests. In particular, the Staff has considered binding shareholder proposals demanding that a company's board of directors eliminate its classified board and, in each of those occasions, the Staff has allowed the company to exclude those proposals if they were not resubmitted as requests. See, e.g., Gyrodyne Company of America, Inc. (August 18, 1999) (allowing a company to exclude a proposal to abolish the classified board unless it was recast as a recommendation); Great Lakes Chemical Corporation (January 7, 1999) (allowing a company to exclude a proposal to abolish its classified board unless it was recast as a recommendation).

As is clear from the terms of the Proposal, the bylaw amendment functions as a thinly-veiled attempt to achieve an end-run around the Company's right to exclude this type of binding declassification proposal under 14a-8(i)(1). The supporting statement itself declares the purpose of the Proposal to be to "disqualify for nomination for election to the Board any member that did not support the Company's shareholders overwhelming preference to declassify the Company's Board." The Proposal allows directors to avoid disqualification for election solely by not "opposing (a) the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal." This effectively requires directors to choose between either (i) supporting *and recommending* a binding resolution to declassify the board or (ii) disqualifying themselves for renomination.

Apparently, the Proponent believes that requiring directors to make this choice will provoke the directors to act in a way they each believe is against the best interests of the Company and its shareholders. Because the Proponent cannot require the board to submit a binding declassification proposal to a shareholder vote directly, Proponent is instead trying to disguise such a proposal in the form of a director "qualification."

The Staff has held in its Rule 14a-8 analysis, however, that substance prevails over form. See, e.g., Johnson Controls, Inc. (October 26, 1999) (the substance of a proposal governs, rather than whether it merely seeks to have the company include additional information in its periodic reports); Kmart Corp. (February 24, 1999) (the substance of the subject of a proposed company report controls, rather than the fact that a report is being sought). As described below, however, the Staff has permitted companies to exclude proposals similar to the Proposal in both substance and form. Nonetheless, despite the excludability of the form of the Proposal detailed in the other sections of this letter, the substance of the Proposal, which is to achieve an end-run around the Company's right to exclude a binding declassification proposal, ought to be visible through the shallow guise of a director "qualification."

Accordingly, because the Proposal acts in substance to achieve an end-run around Rule 14a-8(i)(1), the Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to 14a-8(i)(1).

V. The Proposal is Excludable Because it Would, if Implemented, Cause the Company to Violate Delaware Law

Rule 14a-8(i)(2) under the Exchange Act provides that a registrant may exclude a shareholder proposal from its proxy statement and form of proxy "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated in the state of Delaware and has received the opinion of the Company's Delaware counsel, attached hereto as Annex B, that the Proposal would cause the Company to violate Delaware law.

Accordingly, the Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

VI. The Proposal Is Excludable Because It Is Materially Vague and Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the omission of a proposal or any statement in support thereof if such proposal or statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff, in Staff Legal

Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3). It expressly reaffirmed that vague or indefinite proposals and proposals where the resolution and supporting statement are inconsistent may be subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires—this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague. The reason for excluding vague and indefinite proposals is that a shareholder voting on such a proposal may believe that approval would produce a result that is wholly different from the result the proponent anticipates or that the registrant's board of directors understands would need to follow, so that subsequent reasonable efforts by the registrant to implement the proposal may contravene the intentions of some or all of the shareholders that voted for it. In Puget Energy, Inc. (March 7, 2002), for example, the Staff agreed that there was basis to exclude as vague and indefinite under Rule 14a-8(i)(3) a proposal for "improved corporate governance," where the registrant's letter to the Staff had argued that "shareholders should not be asked to speculate as to that on which they are voting" and that the proposal's "ambiguity is likely to, lead groups of shareholders to reach different conclusions about [its] purpose" and "cause any action taken by the [registrant] to differ significantly from the actions envisioned by some of the shareholders."

The Proposal's effective period for disqualification begins at the 2004 annual meeting and ends after the Company approves its final proxy materials for the 2005 annual meeting. As a result, at the time shareholders vote upon it at the 2005 annual meeting, the Proposal will have already determined which directors, if any, will be disqualified from renomination. Therefore, shareholders will not be voting to influence future actions of the directors of the Company; instead they will be voting to disqualify a certain number, though they will be unable to determine how many, or the identity, of the directors they are voting to disqualify.

Additionally, ambiguity in the terms of the Proposal itself results in the inability of a careful reader to determine what its effect will be. The first ambiguity stems from the Proposal's disqualification of a director who "opposes" the actions described in clauses (a) or (b) in "any final board action." Would a director have been disqualified if he had opposed putting the actions described in clauses (a) or (b) before the board? Or if he had simply expressed opposition to one of the actions during the meeting? In those cases there would presumably be no "final [b]oard action," although the meaning of this term is also unclear.

Secondly, it is just as difficult to determine if a director has cured her disqualification under the last sentence of the Proposal. What constitutes a "revers[al] [of] such opposition?" Must a board meeting be called so that there may be some "final board action" through which a director may register her "support" of the actions described in clauses (a) or (b) for purposes of the proposal? Or may she simply change her mind? The Proposal's lack of clarity leaves shareholders unable to determine what effect the Proposal will have.

Accordingly, based upon Rule 14a-8(i)(3), the Company intends to exclude the Proposal from the 2005 Proxy Materials. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

VII. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (212) 403-1228.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Elliott V. Stein

cc: Peter H. Mixon, General Counsel, CalPERS

ANNEX A


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

December 2, 2004 OVERNIGHT MAIL

Maytag Corporation
403 West Fourth Street North
Newton, IA 50208
Attention: Patricia J. Martin, Vice President,
Deputy General Counsel and Secretary

Re: Notice of Shareholder Proposal

Dear Ms. Martin:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with Maytag Corporation's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation with the Maytag Corporation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns we have previously communicated with the Company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Peter H Mixon /ca

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Ralph F. Hake, Chairman and CEO

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 300,000 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Maytag Corporation ("Company") amend the Company's bylaws, in compliance with applicable law, to require that any director nominated for election by the Company after adoption of this proposal meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2004 annual meeting, in any final Board action, opposed: (a) the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

Note: this proposal is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but reverses such opposition before the Board's approval of the Company's final proxy materials for the 2005 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareholder of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 300,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member that did not support the Company's shareholders overwhelming preference to declassify the Company's Board. Last year, 66% of the Company's shareholders voted to declassify the Board. In 2002 and 2003 similar proposals received 55% and 59% of the shareholder vote, respectively. We believe any director that ignores such overwhelming votes of the Company's shareholders is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareholders are willing to pay a premium for corporations with excellent corporate governance as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareholders to declassify the Company's Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareholders consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

ANNEX B

Morris, Nichols, Arsht & Tunnell

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

January 13, 2005

Maytag Corporation
403 West Fourth Street North
Newton, IA 50208

Re: CalPERS Shareholder Proposal

Ladies and Gentlemen:

You have requested our opinion whether, as a matter of Delaware law, a stockholder proposal (the "Proposal") submitted to Maytag Corporation, a Delaware corporation (the "Company"), by the California Public Employees' Retirement System ("CalPERS"), would, if implemented, violate Delaware law and whether, under Delaware law, the Proposal is a proper subject for stockholder action. For the reasons set forth in Sections II and III below, it is our opinion that the Proposal would violate Delaware law if implemented and that the Proposal is not a proper subject for stockholder action under Delaware law.

I. The Proposal

The Proposal seeks the vote of the stockholders of the Company to amend the Company's bylaws (the "Bylaws") to establish a new "qualification" for directors that would provide that a former or incumbent director will not be qualified for reelection as a director if such person opposed, in any "final Board action":

(a) the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the Board, or

(b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

In other words, under the Proposal, any director who opposes submitting a binding proposal to declassify the board of directors of the Company (the "Board") at the 2005 annual meeting, or who does not vote in favor of recommending that the stockholders approve such a proposal, will be forever disqualified from serving as a director of the Company after his or her current term expires.

As CalPERS has alluded to in its Supporting Statement to the Proposal, the Board has considered the merits of whether to eliminate the classified board structure in responding to precatory proposals presented by stockholders at the 2002, 2003 and 2004 annual meetings. On each occasion, the Board asserted in the Company proxy statement that the directors considered the issue and reached a judgment not to recommend that the stockholders vote in favor of those proposals.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law And Is Therefore Not A Proper Matter For Stockholder Action.

If the Proposal were passed, it would purportedly disqualify an incumbent director from eligibility for reelection solely because the director opposed submitting or recommending a binding proposal to eliminate the Company's classified board (the "Declassification Proposal"). The Proposal is not a director "qualification" authorized by the Delaware General Corporation Law (the "DGCL") because qualifications address the fitness and competency of the decisionmaker, rather than individual decisions. Even if the Proposal established a "qualification," it is not a reasonable qualification, and is therefore invalid, because it could disqualify a director for satisfying his or his fiduciary duties with respect to the Declassification Proposal. Finally, the Proposal is invalid because it usurps to stockholders the directors' statutory power and obligation to manage the Company in the best interests of its stockholders. Each of these bases for the invalidity of the Proposal and for our view that the Proposal is, therefore, not a proper matter for stockholder action, is discussed below.

A. Stockholders Are Free To Elect Any Individual As A Director, Subject Only To Legitimate Qualification Provisions.

1. The Statutory Provisions

Section 141(a) of the DGCL provides that a Delaware corporation is to "be managed by or under the direction of a board of directors." 8 *Del. C.* § 141(a). Fundamental to the DGCL and the common law of corporations, of course, is the ability of stockholders to freely choose and replace these directors. Delaware corporate law recognizes the fundamental nature of this right:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests. Generally, shareholders have only two protections against perceived inadequate business performance. They may sell their stock . . . or they may vote to replace incumbent board members.
>
> . . . Thus, when viewed from a broad, institutional perspective, it can be seen that matters involving the integrity of the shareholder voting process involve consideration[s] not present in any other context in which directors exercise delegated power.

Blasius Indus. v. Atlas Corp., 564 A.2d 651, 659 (Del. Ch. 1988).

This "ideology" is reflected in the structure of the DGCL itself, which mandates an annual election of directors, *see* 8 *Del. C.* § 211, and which provides that only stockholders may remove directors. 8 *Del. C.* § 141(k). Furthermore, Delaware law maintains the right of stockholders to nominate *any persons they wish as candidates for director*. Although Delaware law does permit corporations to institute advance notice bylaws, *i.e.*, requirements that stockholders submit names of nominees in advance of the meeting, such rules are only designed to permit the orderly conduct of meetings and to permit stockholders a reasonable period of time to evaluate the candidates presented. *See, e.g.*, *Nomad Acquisition Corp. v. Damon Corp.*, 1988 WL 383667, at *8 (Del. Ch. Sep. 20, 1988) (holding that advance notice provisions were "a valid method of giving the Board and stockholders time to review the qualifications of a nominee before election at a meeting"). However, such bylaws may not interfere with the *fundamental right of stockholders to nominate directors* and the Delaware courts zealously protect that right:

> Because of the obvious importance of the nomination right in our system of corporate governance, Delaware courts have been reluctant to approve measures that impede the ability of stockholders to nominate candidates. Put simply, Delaware law recognizes that the "right of shareholders to participate in the voting process includes the right to nominate an opposing slate." And "the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants. As the nominating process circumscribes the range of choice to be made, it is a fundamental and outcome-determinative step in the election of officeholders. To allow for voting while maintaining a closed selection process thus renders the former an empty exercise."

Harrah's Entertainment Inc. v. JCC Holding Co., 802 A.2d 294, 310-11 (Del. Ch. 2002) (citations and footnotes omitted).

Accordingly, although Section 141(b) of the DGCL permits the inclusion of director "qualifications" in the charter or bylaws of a corporation, 8 *Del. C.* § 141(b), the DGCL does not otherwise permit any limitation on the stockholders' ability to elect directors of their choosing. The Court of Chancery has stated: "Stockholders are entitled to choose from among any number of men of equal and proved fitness whom they will have to manage their affairs." *McWhirter v. Washington Royalties Co.*, 152 A. 220, 224 (Del. Ch. 1930). The Proposal, however, is clearly not a "qualification" of fitness within the meaning of Section 141(b), and therefore, if implemented, would violate Sections 141 and 211 of the DGCL, as well as the common law right of stockholders to freely nominate candidates for director. *See* 8 *Del. C.* § 109(b) (bylaw may not be "inconsistent with law").

2. *The Proposal Does Not Establish A "Qualification."*

Although Section 141(b) does not define "qualification," a court construing Section 141(b) would accord the term its plain meaning. *Sostre v. Swift*, 603 A.2d 809, 813 (Del. 1992). The word "qualification" denotes "a quality, an attribute, a property" and a "skill or desire of knowledge or expertise which qualifies or fits a person for a certain office or function." 2 OXFORD ENGLISH DICTIONARY, 2438 (4th ed. 1993). *Accord* BLACK'S LAW DICTIONARY, 1253 (defining "qualification" to mean "the possession of qualities or properties (such as fitness or capacity) inherently or legally necessary to make one eligible for a position or office, or to perform a public duty or function") (7th ed. 1999). Examples of "qualifications" that gauge director fitness based upon specific "attributes," include qualifications based on age, stock ownership, independence, and experience in the corporation's field of business. *See Stroud v. Milliken Enterprises*, 585 A.2d 1306, 1308 (Del. Ch. 1989), *appeal refused*, 552 A.2d 476 (Del. 1989) (upholding qualification plan for directorships that established three categories of qualifications, namely, senior inside management, outside stockholders and line managers of unaffiliated institutions); *Stroud v. Grace*, 606 A.2d 75, 93-94 (Del. 1992) (upholding the qualification plan presented in *Stroud*, 585 A.2d 1306, on appeal from a later decision of the

Delaware Court of Chancery) (affirming *Stroud v. Grace*, 1990 WL 176803 (Del. Ch. Nov. 1, 1990)); *Lippman v. Kehoe Stenograph Co.*, 102 A. 988, 992 (Del. 1918) (discussing bylaw requiring that persons own stock to qualify as directors); *Palumbo v. Deposit Bank*, 758 F.2d 113, 116 (3d Cir. 1985) (upholding bylaw imposing a maximum age for directors).

The Proposal clearly does not establish a "qualification" within the meaning of Section 141(b). The historical fact that a director made a *decision* whether to submit or support the Declassification Proposal is not a "quality," "attribute" or "skill" of the director. In contrast, the Proposal purports to regulate actual decisions of particular individuals. As one commentator on the subject has noted, a bylaw requiring specific director action is contrary to the notion of a properly understood "qualification." L. Hamermesh, *Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?*, 73 Tulane L. Rev. 409, 483 (1998) (indicating that a qualification requiring directors to commit to a sale or liquidation of the company is not, in fact, a qualification). Similarly, the Proposal seeks, under the guise of a "qualification," to regulate against the Board's consistent position, expressed at past annual meetings, that a declassified board structure is not in the Company's best interests.

Moreover, denying to stockholders the right to nominate, vote for and elect particular individuals based on an individual's prior business judgments would completely undermine the principles of corporate democracy that underlie the DGCL. If implemented, the Proposal would operate as a blacklist, preventing stockholders from reelecting directors who support the minority position. Just as there is "little doubt" that qualifications cannot be employed "in such detail as to effectively identify the specific individual or individuals eligible for election," *Id.* at 437-38 n.124, it is equally clear that qualifications also cannot be so specific that they prevent the stockholders from reelecting incumbent directors who chose not to support the Declassification Proposal. As the United States Supreme Court has noted with respect to Congress' power to prescribe qualifications for officers who are appointed and may be removed by the executive branch, the power to create qualifications cannot be abused to "so limit selection and so trench upon executive choice as to be in effect legislative designation." *Myers v. United States*, 272 U.S. 52, 128 (1926). Similarly, the power essentially to "legislate" qualifications in a corporation's bylaws cannot be used to "trench upon" the stockholders' choice to reelect incumbent directors. Even if being against the Declassified Proposal were a minority position, the minority stockholders are entitled to the same right to nominate candidates as are the majority.

B. Even If The Proposal Were A Qualification, It Would Be Unreasonable, And Therefore Invalid.

Even assuming the Proposal meets the technical definition of "qualification," a Delaware court would nonetheless test it against a reasonableness standard. *Stroud v. Milliken Enterprises*, 585 A.2d 1306, 1308 (Del. Ch. 1989) (noting that a company charter "can provide for reasonable qualifications). Neither director qualifications, nor any other bylaw for that matter, can stand if it is "unreasonable as a matter of law." *In re Osteopathic Hospital Assoc.*, 195 A.2d 759, 764-65 (Del. 1963) (finding a bylaw adopted by the trustees of a membership corporation "patently unreasonable as a matter of law" because the trustees enacted the bylaw to acquire greater membership rights for themselves). The Proposal is not "reasonable" by any measure because, if passed, it would disqualify directors for having satisfied their fiduciary obligations to manage the corporation or taking action they believed to be in the best interests of the stockholders. Moreover, it would displace the Board's decision-making process, which

Delaware law has emphasized must be a participatory endeavor, in which the directors bring their personal judgment to bear on corporate management. A qualification cannot be reasonable if its intent is to replace this deliberative Board process and substitute stockholder decision-making. If CalPERS disagrees with a Board decision, it is entitled to voice its complaint at the next annual director election and to vote accordingly. It is not, however, entitled to have its view of director competence imposed through a purported "qualification."

1. The Proposal Disqualifies Directors Who Satisfy Their Fiduciary Duties With Respect To Submitting The Declassification Proposal To The Stockholders.

By CalPERS' own admission, the Proposal is meant to define director fitness solely in terms of whether the directors vote in accordance with stockholder wishes on the Declassification Proposal: "We believe any director that ignores such overwhelming votes of the Company's shareholders [who at past annual meetings supported precatory proposals to declassify the Board] is not fit for reelection and is not qualified to serve as director of the Company." Directors, however, must make decisions that they have determined to be in the best interests of the corporation and its stockholders. Section 141(a) provides that the directors have the duty to manage the business and affairs of the corporation:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a); *See Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("Under Delaware law, the business judgment rule is the offspring of

the fundamental principle, codified in 8 *Del. C.* § 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); *Paramount Communications, Inc. v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) (stating "directors, not shareholders, are charged with the duty to manage the firm"), *aff'd*, 571 A.2d 1140 (Del. 1989).

This director power is accompanied by "concomitant" fiduciary duties to exercise that authority in the best interests of the stockholders. *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1292-93 (Del. 1998) (noting that directors owe fiduciary duties that are "concomitant" to their managerial authority under Section 141(a) of the DGCL). Thus, the directors have duties of care, good faith and loyalty to reach an informed decision on all matters that come before the Board – including whether to submit and recommend the Declassification Proposal to the stockholders. *Skeen v. Jo-Ann Stores, Inc.*, 750 A.2d 1170, 1172 (Del. 2000). In contrast, stockholders have no such duties. *See Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840 (Del. 1987) (noting that, except in limited circumstances, Delaware law does not impose fiduciary duties on stockholders and further noting that stockholders may make their decisions based on "personal profit" or even based on "whimsy or caprice"). Importantly, the directors are required to satisfy a duty of loyalty to act in the best interests of *all* the stockholders and not simply to obey the will of the majority. *Cf. McMullin v. Beran*, 765 A.2d 910 (Del. 2000).

The Proposal would establish an unreasonable qualification because it would disqualify a director if the director, in the good faith exercise of his or her business judgment, determined that it was not in the best interests of the Company to submit the Declassification Proposal to the stockholders.[1]

2. *The Proposal Is Unreasonable Because It Disqualifies Directors Who Satisfy Their Fiduciary Duty Of Disclosure*

The Proposal would deem a sitting director unqualified to hold office if he or she communicates to the stockholders an honest, good faith belief that the stockholders should not adopt the Declassification Proposal, even though the fiduciary duties of that director require such a communication if the director does not believe the Declassification Proposal is worthy of stockholder support.[2]

The directors of a Delaware corporation have a duty of disclosure to stockholders. *See Malpiede v. Townson*, 780 A.2d 1075, 1086 (Del. 2001) ("We begin by observing that the board's fiduciary duty of disclosure . . . is not an independent dut[y] but the application in a specific context of the board's fiduciary duties of care, good faith, and loyalty."); *Skeen*, 750 A.2d at 1172 ("Directors of Delaware corporations are fiduciaries who owe duties of due care,

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[1] One only need consider the situation of a minority stockholder in a majority-owned subsidiary to recognize just how unreasonable such a purported "qualification" is. If such a majority stockholder amended the bylaws to provide that any director who opposed action favored by the majority stockholder was disqualified, no fiduciary could sit on the board and protect the interests of the minority stockholders.

[2] Indeed, the question whether classified boards are in the stockholders' best interests is the subject of vigorous academic debate. *Compare* Lucian Bebchuk, John Coates, IV, & Guhan Subramanian, *The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, and Policy*, 54 Stan L. Rev. 887 (May 2002) (citing empirical evidence to suggest that staggered boards negatively affect stockholder value) *with* Mark Gordon, *Takeover Defenses Work. Is That Such a Bad Thing?*, 55 Stan L. Rev. 819 (2002) (challenging the findings of Messrs. Bebchuk, Coates and Subramanian and concluding that the benefits of staggered boards and similar antitakeover provisions outweigh their costs). *Cf.* Lawrence Brown and Marcus Caylor, *The Correlation Between Corporate Governance and Company Performance* (2004) (citing empirical evidence to suggest that firms with antitakeover provisions, among other governance features, show greater returns over three, five and ten year periods than companies without comparable provisions).

good faith and loyalty to the company and its stockholders. The duty of disclosure is a specific formulation of those general duties that applies when the corporation is seeking stockholder action.") (footnotes omitted); *Stroud*, 606 A.2d at 84 (The duty of disclosure "represents nothing more than the well-recognized proposition that directors of Delaware corporations are under a fiduciary duty to disclose fully and fairly all material information within the board's control when it seeks shareholder action."). The Delaware Supreme Court has stated that stockholders must be able to rely on the information provided by their directors, who are bound by their disclosure obligations to exercise due care, loyalty and good faith whenever they communicate with the stockholders:

> Whenever directors communicate publicly or directly with shareholders about the corporation's affairs, with or without a request for shareholder action, directors have a fiduciary duty to shareholders to exercise due care, good faith and loyalty. It follows *a fortiori* that when directors communicate publicly or directly with shareholders about corporate matters the *sine qua non* of directors' fiduciary duty to shareholders is honesty.

Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). The Supreme Court in *Malone* went on to state that the "directors of a Delaware corporation are required to disclose fully and fairly all material information within the board's control when it seeks shareholder action." *Id.* at 12.

The recommendation of a board of directors with respect to stockholder approval of any matter communicates to the stockholders the informed position of the board of directors on the matter, and therefore triggers this duty of care, loyalty and good faith. The Court of Chancery has emphasized the duty of disclosure in the context of a stockholder vote on amendments to a corporation's certificate of incorporation:

> Delaware law requires a full and fair *explanation of the rationale for a proposal* that directors are recommending stockholders to

> approve. The Board is required to disclose its motivations candidly, a proposition that "hardly needs citation of authority."

ODS Technologies, L.P. v. Marshall, 832 A.2d 1254, 1261 (Del. Ch. 2003) (citations omitted, emphasis added). Indeed, one Court of Chancery decision suggests that a proxy statement must inform stockholders when *individual* directors have changed their mind about a charter amendment that was, initially, unanimously recommended. *See Cavalcade Oil Corp. v. Texas American Energy Corp.*, 1984 WL 8215, at *1 (Del. Ch. May 22, 1984).

This obligation of directors to communicate honestly may, of course, require a board to recommend against virtually any transaction submitted to stockholders, and could certainly require a negative recommendation on the Declassification Proposal.[3] This principle is illustrated by a recent decision from the Court of Chancery involving a charter provision that required the corporation to submit to the stockholders a plan of liquidation pursuant to which the corporation would be required to sell all of its assets and distribute the proceeds. *In re Berkshire Realty Co., Inc. S'holder Litig.*, 2002 WL 31888345 (Del. Ch. Dec. 18, 2002). The board submitted the liquidation plan to stockholders as required by the charter, but recommended against its approval. In holding that the directors had complied with their obligations under the charter, the Court of Chancery discussed the importance of a recommendation that *conformed to the directors' beliefs about the advisability of the liquidation plan*:

> The board had no contractual duty to recommend the liquidation proposal to the shareholders. On the contrary, if the board, in the exercise of its business judgment, *determined that liquidation was not in the best interests of the corporation and its stockholders, it could not have recommended liquidation without violating its fiduciary duty to the stockholders.*

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[3] *See* footnote 2, *supra*.

Id. at *4 (emphasis added). Accordingly, if the Board, or any individual director, determines, prior to the meeting of stockholders, that the approval of the Declassification Proposal is not "in the best interests of the corporation and its stockholders," the Board or such director cannot support it without breaching his or her duty of disclosure.

The Proposal is unreasonable, and therefore invalid, because it purports to disqualify directors for discharging their duty of disclosure, which requires the Company directors to candidly report their views on the Declassification Proposal to the stockholders.

3. *The Proposal Is Unreasonable Because It Would Destroy the Deliberative Process By Which Board Decisions Are Made.*

Treating individual decisions by directors as "qualifications" would destroy the open and free exchange of ideas necessary to make boards function effectively. *See* D. Drexler, L. Black, Jr. & A. Sparks, III, *Delaware Corporation Law and Practice*, § 13.01[6] at 13-9 (2004) (noting that director actions "are to be taken only after an opportunity for exchange of ideas and discussion"). Indeed, the Court of Chancery has stated that a director may not vote at board meetings by proxy precisely because directors owe the corporation a duty to participate in a deliberative decision-making process:

> Discretionary powers, questions of policy, business administration, all imply the personal attendance at the meeting, so that each director may have the benefit of not only the vote, but the voice of every other director. . . . A director cannot vote by proxy, because his personal judgment is necessary, and he cannot delegate his duties, or assign his powers. . . . If not present in person to give out, or receive business knowledge needed in conducting the affairs of the company he has not performed his duty, because he has not in fact participated in the deliberations of the board. However fully informed he may have been with everything that took place at the meeting, . . . [and] approved of and assented to all that was there said and done, still the safe and logical principle

> persists that he was not validly such a participant in its deliberations and actions[.]

Lippman v. Kehoe Stenograph Co., 95 A. 895, 899 (Del. Ch. 1915).

A bylaw that requires that all directors reach the same decision in order to remain qualified to serve as a director is contrary to this fundamental notion of participative "deliberations" in which directors have the "benefit" of the "voice of every other director." In fact, the Proposal is intended to foreclose any real debate on the Declassification Proposal–directors who oppose the majority decision become ineligible for reelection. Indeed, the premise of the Proposal appears to be that the Declassification Proposal is so clearly in the stockholders' best interests as to be non-debatable and that any person who dares suggest the contrary view is not "qualified." This premise is clearly invalid.[4] Furthermore, it should be remembered that directors, as well as stockholders, can amend bylaws if the charter so provides. 8 *Del. C.* § 109. Thus, if a director's manner of voting on a particular matter were permitted to constitute a "qualification," directors themselves could effectively stifle any dissent by adding bylaws to "disqualify" dissenters.

III. Because The Proposal Attempts To Usurp The Board's Statutory Power Under Section 141(a), It Is Both Illegal and Not A Proper Subject For Action By The Stockholders.

The Proposal is a thinly-veiled attempt to shift the Board's authority under Section 141(a) to the stockholders by allowing the stockholders to assert managerial power with respect to the Declassification Proposal. The Proposal, therefore, violates Section 141(a) by purporting to delegate the Board's decision-making power to the stockholders. Moreover, because the Proposal encroaches on this director power, the Proposal is not the proper subject for

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4 *See* footnote 2, *supra*.

action by the stockholders. If passed, the Proposal would, as a practical matter, eviscerate the Company directors' managerial authority to decide whether to support the Declassification Proposal. Under analogous circumstances, the Delaware Supreme Court has held that a Delaware corporation cannot enter into a contract that would prevent a board from "*completely* discharging its fundamental management duties to the corporation." *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period). *Id.* Nor can a contract other than the charter "limit in a substantial way the freedom of . . . directors' decisions on matters of management policy." *Id.* at 1292 (quotation omitted). This rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect." *Id.* at 1291. Moreover, the Proposal is squarely at odds with the Delaware courts' consistent holding that "to the extent a contract, or a provision thereof, purports to require a board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." *Id.* (quoting *Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, 51 (Del. 1994)).

Nor can the directors simply defer to the judgment of CalPERS, or any other stockholder in deciding whether to support the Declassification Proposal. *See Lippman*, 95 A. at 899 (noting that directors may not delegate their "discretionary powers" with respect to board decisions to other persons). In *Smith v. Van Gorkom*, for instance, the Delaware Supreme Court held that a board could not turn over to stockholders the decision whether to enter into a merger; rather, the board was required to make an independent judgment whether the merger was in the stockholders' best interests and to affirmatively recommend the merger to stockholders before submitting it for their approval. 488 A.2d 858, 873 (Del. 1985) (stating that board has a duty to make an informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in *McMullin v. Beran*, the Delaware Supreme Court held that the board of a corporation with an 80% stockholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% stockholder. 765 A.2d 910, 919-20 (Del. 2000) (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling stockholder").

Put simply, only the Board can decide whether to support the Declassification Proposal. CalPERS' attempt to displace the Board's managerial authority to make a recommendation on that proposal violates Section 141(a) of the DGCL and, as a usurpation of Board authority, cannot be a proper subject for stockholder action under Delaware law.

IV. ***Conclusion***

CalPERS premises its Proposal on the assumption that the directors should act in accordance with the views of a majority of the stockholders, and that any director who does not is not qualified. Ultimately, of course, the Company directors may decide, after considering the Declassification Proposal, that they agree with the proposal. That is not the issue posed by the Proposal, however. Regardless of whether the directors ultimately support the Declassification Proposal, the stockholders cannot deem a director unfit to hold office for failing to agree with the stockholders. If CalPERS believes that the directors are not adequately representing its interest with respect to the Declassification Proposal, or any other matter, it may express that opinion through the exercise of its franchise rights and vote against the reelection of the directors.

CalPERS cannot, however, use director "qualifications" to preclude the re-election of a director. Under the DGCL, directors are distinguished from stockholders, and all other third parties, by virtue of their statutory power, and their concomitant fiduciary duties, to manage the Company in what they determine to be the stockholders' best interests. Delaware law does not permit stockholders to subvert the primacy of director management authority by defining director "qualifications" in a manner that would require directors to vote as instructed by the stockholders. With respect to managing the business and affairs of Delaware corporations, the stockholders can do no more than choose the decisionmakers; they cannot make the decisions themselves.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

445337



Grant & Eisenhofer P.A.

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February 22, 2005

VIA TELECOPY AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: **Shareholder Proposal Submitted by the California Public Employees' Retirement System for Inclusion in Maytag Corporation's 2005 Proxy Statement**

Ladies and Gentlemen:

This letter is submitted on behalf our client, the California Public Employees' Retirement System ("CalPERS"), in response to the letter dated January 14, 2005 (the "January 14, 2005 letter"), sent on behalf of Maytag Corporation ("Maytag" or the "Company"), a Delaware corporation, to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that the shareholder proposal submitted by CalPERS may be excluded from the Company's 2005 proxy statement pursuant to various subsections of Rule 14a-8(i).[1] This letter is submitted as a response to Maytag's request for no-action relief and as a statement of opinion of counsel licensed to practice in the State of Delaware that the proposal submitted by CalPERS is permissible under Delaware law.

[1] In its January 14, 2005 letter, Maytag asserts that the Proposal may be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1)-(3), (8).



As discussed below, Maytag's arguments are based principally on a misapplication of Delaware law, and an improper application of Rule 14a-8. The Division repeatedly has refused to permit companies to exclude proposals based on unsettled issues of state law. *See, e.g., Massey Energy Co.* (publicly available March 1, 2004); *PLM Intern'l, Inc.* (publicly Available April 28, 1997). Further, the Division should not use its role in interpreting Rules promulgated by the Securities and Exchange Commission (the "SEC") to inject federal regulation into matters of internal corporate governance that traditionally have been left for resolution under state law. *The Business Roundtable v. SEC*, 905 F.2d 406, 408 (D.C. Cir. 1990) ("[W]e find that the Exchange Act cannot be understood to include regulation of an issue that is so far beyond matters of disclosure (such as are regulated under § 14 of the Act, and of the management and practices of self-regulatory organizations, and that is concededly a part of corporate governance traditionally left to the states.") Indeed, the United States Supreme Court has made clear that: "*Corporations are creatures of state law, and investors commit their funds to corporate directors on the understanding that, except where federal law expressly requires certain responsibilities of directors with respect to stockholders, state law will govern the internal affairs of the corporation.*" *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 479 (1977) (quoting *Cort v. Ash*, 422 U.S. 66, 84 (1975)) (emphasis supplied). In view of these general principles, it is clear that Maytag has not, and cannot, carry its burden of establishing that the proposal submitted to the Company by CalPERS may properly be excluded under any of the enumerated exceptions of Rule 14a-8(i).

The proposal submitted to the Company by CalPERS (the "Proposal") seeks to amend the Company's by-laws to prescribe a director qualification. Specifically, the Proposal would amend the Company's by-laws to provide that "[a] nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2004 annual meeting, in any final Board action, opposed: (a) the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal." The Proposal also clarifies that it "is not intended to disqualify for nomination any former or current director who opposed (a) or (b) above before notice of this proposal, but reverses such opposition before the Board's approval of the Company's final proxy materials for the 2005 annual meeting." In order to be implemented, the Proposal must first be supported by a majority of shares entitled to vote at Maytag's 2005 meeting. Accordingly, the bylaw which is the subject of the Proposal (the "Proposed Bylaw") would not apply to any specific board member(s) who are up for re-election at the Company's 2005 annual meeting.[2]

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[2] The Company has not indicated which, if any of the current members of the Board will stand for reelection at the Company's 2005 annual meeting. However, according to Maytag's proxy statement filed in connection with the Company's 2004 annual meeting, four of Maytag's 11 directors' terms expire in 2005. If the Proposal is implemented by

In seeking to exclude the Proposal from this year's proxy statement, Maytag argues that:

(i) the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper action for shareholders under Delaware law and because it "attempts an end-run around the Company's right to exclude binding proposals to eliminate a classified board" (*see* January 14, 2005 letter at pp. 5-6);

(ii) the Proposal may be excluded pursuant to Rule 14a-8(i)(2) because it would, if implemented cause the Company to violate Delaware law (*see* January 14, 2005 letter at p. 6);

(iii) the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially vague and misleading and therefore is contrary to Rule 14a-9 (*see* January 14, 2005 letter at pp. 6-8); and

(iv) the Proposal may be excluded pursuant to Rule 14a-8(i)(8) because it relates to the election of directors (*see* January 14, 2005 letter at pp. 3-5).

Maytag also attached to its January 14, 2005 letter, an opinion letter by Morris, Nichols Arsht & Tunnell which attempts to support Maytag's arguments under (i) and (ii) above. *See* "Annex B" to January 14, 2005 letter (the "Maytag Opinion Letter"). The Maytag Opinion Letter variously asserts that the Proposal would violate Delaware law if implemented and is not a proper subject for shareholder action under Delaware law because:

(i) the Proposed Bylaw would interfere with the fundamental right of shareholders to nominate directors (*see* Maytag Opinion Letter at pp. 3-5);

(ii) the Proposal does not establish a qualification (*see* Maytag Opinion Letter at pp. 5-7);

(iii) the Qualification established by the Proposal is unreasonable because it would interfere with the board's satisfying their fiduciary duties and "would destroy the deliberative process by which board decisions are made (*see* Maytag Opinion Letter at pp. 7-14); and

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shareholders at the Company's 2005 annual meeting, it would not apply to the election of any such individuals but would establish qualifications for future nominees for director beginning in 2006.

(iv) the Proposal attempts to usurp the board's statutory power under DGCL § 141(a) (*see* Maytag Opinion Letter at pp. 14-16).

As discussed below, each of the Company's arguments fail because: (i) the Company's arguments based upon Delaware law are demonstrably false; (ii) the Proposal is not vague; and (iii) the Proposal does not specifically relate to an election of directors but rather concerns the implementation of a valid director qualification which may be effected by means of a shareholder adopted bylaw amendment under Delaware law. Indeed, legal position advanced by Maytag has been expressly *rejected* by the Delaware Court of Chancery, which has made clear that shareholders may exercise their power to adopt bylaws that strictly and pervasively restrict the conduct of the board of directors. *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004). Accordingly, Maytag has wholly failed to carry its burden of establishing that it may rely upon *any* of the asserted bases for exclusion and the Company is therefore not entitled to no-action relief.[3] At the very least, as explained below, there are substantial bases to challenge Maytag's legal position under Delaware law, rendering any resolution of these issues by the Division inappropriate. *See Cell Pathways, Inc.* (publicly available April 4, 2003); *Verizon Communications, Inc.* (publicly available February 2, 2004). Maytag's request for no-action relief, therefore, should be denied.

I. The Proposal May Not Be Excluded Under Rule 14a-8(I)(1) Or (2), Because Shareholders May Amend A Company's Bylaws To Prescribe Director Qualifications Under The Delaware General Corporation Law.

Under the Delaware General Corporation Law ("DGCL"), the shareholders of a Delaware corporation unquestionably possess the power to adopt bylaws and to prescribe director qualifications. DGCL § 109(a) provides that:

> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has received any payment for any of its stock, by its board of directors. ***After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote***, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, ***any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors*** or, in the case of a nonstock corporation, upon its governing body by

[3] The burden is on Maytag to establish that it has a reasonable basis for excluding the Proposal from the proxy materials. *See* Staff Legal Bulletin No 14 (CF) (July 13, 2001).

> whatever name designated. ***The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.***

8 Del.C. § 109(a) (emphasis supplied).[4] Thus, the DGCL is clear that it is within the shareholders' authority to adopt bylaws for a Delaware corporation. The only limitations on the subject matter of such bylaws (which as described above, may be adopted, amended or repealed by shareholders) is set forth in DGCL § 109(b), which provides that:

> (b) ***The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.***

8 Del.C. § 109(b) (emphasis supplied). Moreover, the *specific* right to prescribe director qualifications is expressly provided by DGCL § 141(b), which provides in relevant part that:

> (b) . . . . Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws. The certificate of incorporation ***or bylaws may prescribe other qualifications for directors.***

[4] "The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Manufacturing Company v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985). The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445,457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & More Paper Co.*, 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).

8 Del.C. § 141(b) (emphasis supplied).[5] Thus, the DGCL not only expressly authorizes shareholders to adopt bylaws relating to: (i) the business of the corporation; (ii) the conduct of its affairs; and (iii) the rights or powers of its stockholders, directors, officers or employees but also expressly authorizes bylaws which prescribe qualifications for directors. Whether a shareholder adopted bylaw dealing with such subject matters can withstand judicial scrutiny ultimately depends on whether the bylaw is inconsistent with an individual corporation's certificate of incorporation or is otherwise "inconsistent with law."[6]

A. The Proposed Bylaw Is Not Inconsistent With Maytag's Certificate Of Incorporation

The bylaw which is the subject of the Proposal is unquestionably ***not*** inconsistent with any provision of Maytag's Restated Certificate of Incorporation (the "Certificate") (attached hereto as Exhibit A). To the contrary, Article EIGHTH of the Certificate expressly provides that: "[t]he number, classification, ***qualifications and election of the Board of Directors*** and the filling of vacancies thereon ***shall be as provided in the bylaws***." (emphasis supplied).[7]

B. The Proposed Bylaw Is Not Otherwise "Inconsistent With Law"

Maytag's arguments that the Proposal would cause the Company to violate Delaware law and that the Proposal is not a proper action for shareholders under Delaware law (*see* January 14, 2005 letter at pp. 5-6, Annex B) are demonstrably false.

Essentially, the Maytag Opinion Letter consists of various iterations of the same central argument, which is that the authority to manage a corporation's business and affairs is entrusted to the board of directors and that the Proposal would impermissibly interfere with or usurp this

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[5] In point of fact, the DGCL specifically authorizes bylaws on many subjects: Under Section 141, bylaws may regulate the size of the board, *establish director qualifications*, specify quorum and voting requirements, and regulate board committees. 8 Del. C. § 141. Likewise, Section 142 permits bylaws to specify the number, titles, and duties of officers, proscribe the method for choosing officers and their terms, and establish the rules for filling vacancies in any office. 8 Del. C. § 142. And under Sections 211 and 212, bylaws may specify the date and time of shareholder meetings, establish the quorum and vote requirements for action at such meetings, and authorize persons other than the board of directors, including shareholders, to call special meetings. 8 Del. C. §§ 211, 212.

[6] As discussed below, the bylaw which is the subject of the Proposal is neither inconsistent with Maytag's certificate of incorporation, nor with any applicable law.

[7] Indeed, Maytag does not contest that the Proposal would be inconsistent with the Certificate.

authority. This argument wholly misconstrues Delaware law. While the Proponent agrees that the management of the business and affairs of a corporation is generally entrusted to the discretion of the board of directors, ***this delegation of power is not without limitations***. Specifically, DGCL § 141(a) provides as follows:

> (a) The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, ***except as maybe otherwise provided in this chapter*** or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a) (emphasis supplied). Thus, as the very terms of this statutory provision make clear, the delegation of power to a corporation's board of directors is not absolute. *Id.* In point of fact, it is ***indisputable*** that DGCL § 141(a) appear in the same chapter (Chapter 1 – General Corporation Law) of Title 8 of the Delaware Code as each of the other statutory provisions discussed above.[8] Thus, DGCL § 109(a) (which expressly authorizes shareholders to adopt bylaws relating to "the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees") and DGCL § 141(b) (which expressly authorizes bylaws which prescribe qualifications for directors) may, consistent with the plain language of DGCL § 141(a), be read as an expressly permissible limitation a board's powers, so long as such bylaws comply with the limitations set forth in DGCL § 109(b).

The foregoing principles were recently illustrated by the Delaware Court of Chancery in *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004). In that case, the Court rejected an argument that shareholders could not adopt a bylaw abolishing a committee created by the board of directors because that power was reserved to the board by DGCL §141. *Id.* at 1078-81. Specifically, the Court noted that:

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[8] While Section 141 does not define the word "chapter," Maytag's Delaware counsel apparently recognizes that a court construing Section 141 would accord the term its "plain meaning." See January 14, 2005 letter, Annex B p. 5 (asserting that "a court "would accord the term ['qualification'] its plain meaning"). Title 8 of the Delaware Code, entitled "Corporations" is divided into three chapters. Chapter 1 is the General Corporation Law, or the "DGCL." The DGCL, in turn, is divided into 17 subchapters. Section 109 is contained in "Subchapter I. Formation;" Section 141(a) is contained in "Subchapter IV. Directors and Officers." Both sections, however, are contained within "Chapter 1. General Corporation Law." It is simply absurd to suggest that the Delaware Legislature mistakenly said "chapter" when it meant to say "sub-chapter," as some commentators *but no courts* have suggested.

> [s]tockholders are invested by § 109 with a statutory right to adopt bylaws. By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." This grant of authority is subject to the limitation that the bylaws may not conflict with law or the certificate of incorporation.
>
> * * *
>
> In *Frantz Manufacturing Co. v. EAC Industries*, [501 A.2d 401 (Del.1985)], ***the Delaware Supreme Court made clear that bylaws could impose severe requirements on the conduct of a board without running afoul of the DGCL***. In Frantz, a majority stockholder implemented bylaw-amendments when it feared that the incumbent board would divest it of its voting power. The amendments required, among other things, that there be unanimous attendance and board approval for any board action, and unanimous ratification of any committee action. The Supreme Court found that the bylaws were consistent with the terms of the DGCL. In so ruling, the Court noted that ***the "bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws***."

844 A.2d at 1078-80 (emphasis supplied). The Court also expressly rejected the exact argument put forth by Maytag's counsel in this case (that the Proposal impermissibly usurps the power conferred upon the board pursuant to DGCL § 141(a)), stating:

> For similar reasons, I reject International's argument that that provision in the Bylaw Amendments impermissibly interferes with the board's authority under § 141(a) to manage the business and affairs of the corporation. ***Sections 109 and 141, taken in totality, and read in light of Frantz, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity***.

Id. at 1080 n. 136 (emphasis supplied). Thus, the *Hollinger* decision makes crystal clear that bylaws in fact can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.

Inexplicably, though *Hollinger* represents the most recent pronouncement by a Delaware Court on this issue, Maytag's counsel fails to even mention the decision in its opinion letter. Instead, the opinion letter places inordinate reliance upon *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1291 (Del 1998) (*see* Maytag Opinion Letter at 15). However, that decision is simply not relevant to the instant case. *Quickturn* concerned a hostile bidder's challenge to Quickturn's ***directors'*** attempted implementation of a delayed redemption provision in Quickturn's shareholder rights plan, a so called "slow hand poison pill," which, like a dead-hand poison pill, would limit future directors' power and authority with respect to "an area of fundamental importance to the shareholders--negotiating a possible sale of the corporation." *Id.* at 1291-92. Thus, *Quickturn* concerned the impropriety of efforts by an existing board of directors to limit the managerial authority of future board members and had absolutely nothing to do with the issue of whether the owners of a corporation, the shareholders, can enact bylaws establishing director nomination qualifications. The point is this: although *directors* cannot act to limit the ability of future directors to exercise their fiduciary responsibilities (*Quickturn*, 721 A.2d at 1291-92), *shareholders* most certainly can act to enact bylaws that define the scope of the directors' authority. *Hollinger*, 844 A.2d at 1078-80. As such, far from being "unsettled," the Court of Chancery's decision in *Hollinger* makes abundantly clear that shareholders may act within their statutory authority to enact bylaws that directly affect the management of the corporations they own. Thus, Maytag's argument, echoed by its counsel, that CalPERS' proposal to amend the bylaws is somehow improper under state law is flatly wrong.

Essentially, what the Maytag Opinion Letter wholly fails to acknowledge is the indisputable fact that shareholders ***can*** affect the management of a corporation For example, in *Lehrman v. Cohen,* 222 A.2d 800, 808 (Del. 1966) the Delaware Supreme Court stated:

> It is settled, of course, as a general principle, that directors may not delegate their duty to manage the corporate enterprise. But there is no conflict with that principle where, as here, ***the delegation of duty***, if any, ***is made not by the directors but by stockholder action*** under § 141(a), via the certificate of incorporation.

(emphasis supplied).[9] In fact, as amply demonstrated by the *Hollinger* decision, there is no support in Delaware caselaw for the proposition that a board's managerial authority may not be constrained by the shareholders' right to adopt and amend bylaws. Although Delaware courts recognize that the directors are statutorily authorized to manage the day-to-day operations of a company, never has any Delaware court ruled that the shareholders' right to adopt and amend bylaws under Section 109 is somehow constrained by the managerial responsibilities that are delegated to the directors under Section 141(a). Thus, any suggestion that Delaware law necessarily precludes shareholder-adopted

[9] As described above, Section 141(a) expressly provides *two* exceptions to its grant of managerial authority to the board of directors: (i) "except as maybe otherwise provided in this chapter," (chapter 1) or (ii) "[except as may be provided] in its certificate of incorporation." Thus while *Lehrman* specifically stated that there is no conflict with the general principle, that directors may not delegate their duty to manage the corporate enterprise when the delegation of duty is made not by directors, but by shareholders, in the corporations certificate of incorporation, there is absolutely no legal distinction between (i) such a permissible delegation made (i) in a corporation's certificate of incorporation and (ii) by bylaw adopted pursuant to shareholders' powers under DGCL §109.

bylaws that affect the management of a corporation is simply wrong. Thus, the premise that Section 141(a) provides an absolute, ironclad delegation of managerial authority to the board of directors is patently incorrect and Maytag's counsel's citations to cases like *Quickturn* and *Smith v. Van Gorkam*, 488 A.2d 858 (Del 1985) (*see* Maytag Opinion Letter at 15) for the proposition that the board of directors may not delegate or abdicate its duty to manage a corporation wholly misses the point made by the Delaware Supreme Court in *Lehrman* because those cases involve *board action, not shareholder action.*[10]

Moreover, the Proposal is consistent with Delaware law because under Delaware law, "'the ***fitness or unfitness of individuals to become directors [is] a matter for the stockholders to pass upon***.'" *Bragger v. Budacz,* Civ. A. No. 13376, 1994 WL 698609, at *4 (Del. Ch. 1994) (*quoting In re Gulla*, 115 A. 317, 318 (Del. Ch. 1921)) (emphasis supplied). "Assuming full disclosure of relevant facts '***it would be ... improper' for a court to pass judgment on the fitness of a person to serve as a director of a Delaware corporation; that question is for stockholders not courts***." *Id.*

C. The Proposal Does not Impermissibly Interfere With Shareholder Franchise

The Maytag Legal Opinion erroneously argues that the Proposal would impermissibly interfere with "the ability of stockholders to freely choose and replace incumbent board members" because "bylaws may not interfere with the fundamental right of stockholders to nominate directors," which courts "zealously protect." *See* Maytag Legal Opinion at 3-5. The frivolity of this argument is self-evident, because, if accepted it would prohibit *all* director qualifications, even though the DGCL expressly allows such qualifications to be set forth in a corporation's bylaws or certificate of incorporation.[11]

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[10] Indeed, most Delaware cases addressing the scope of the managerial responsibility of the board of directors have been in the context of ***directors*** improperly delegating or abandoning that responsibility (or as in *Quickturn*, restricting the ability of future boards to exercise their fiduciary responsibilities). *See e.g., Rosenblatt v. Getty Oil Co.,* 1983 WL 8936 (Del. Ch. 1983) (". . .this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. While I have no quarrel with this general principle, I am inclined to agree . . . that it has no application here. . . . In each such case the directors had surrendered the ability to use their best judgment in the future on action to be taken in the name of the corporation. That was the flaw that made their actions unlawful as I read those cases. However, that is not the situation here as I see it.")

[11] For instance, a provision in a company's bylaws (even if the bylaw provision was enacted by shareholders) which mandates that directors own stock in a corporation would be deemed to impermissibly interfere with the right of shareholders to nominate and vote for directors who do not own stock in the corporation if the argument set forth by Maytag's counsel is accepted.

Additionally, Maytag's counsel again ignores the critical distinction between: (i) board enacted measures which have the effect of limiting or interfering with the shareholders' voting rights on the one hand and (ii) shareholder adopted qualifications on the other.

For example, *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988), which is cited by Maytag's counsel, involved a shareholder challenge ***to board action*** (increasing the size of the board and appointing two new directors) taken in order to prevent the shareholders from electing a majority of new directors. *Id.* at 658. As stated by Chancellor Allen:

> The real question the case presents, to my mind, is whether, in these circumstances, ***the board***, even if it is acting with subjective good faith . . . may validly act for the principal purpose of preventing the shareholders from electing a majority of new directors.

Id. (emphasis supplied). Indeed, the language quoted from that decision (see Maytag Legal Opinion at 3) appears directly under the following heading:

> 1. Why the deferential business judgment rule does not apply to ***board acts*** taken for the primary purpose of interfering with a stockholder's vote, even if taken advisedly and in good faith.

Id. at 659 (emphasis supplied). Ultimately, the Court concluded that in such a case, ***the board*** bears a heavy burden of demonstrating a compelling justification for such action. *Id.* at 661.[12] *See Stroud v. Grace*, 606 A.2d 75, 92 (Del. 1992) ("The stringent standards of review imposed by. . . *Blasius* arise from questions of [the board's] divided loyalty," which are simply not implicated by the Proposal.[13] Accordingly, *Blasius* does not stand for the principle that shareholders may not adopt

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[12] *See Williams v. Geier,* 671 A.2d 1368, 1376 (Del. 1996) ("Blasius' burden of demonstrating a 'compelling justification' is quite onerous, and is therefore applied rarely. As this Court noted in [*Stroud v. Grace*, 606 A.2d 75, 92 (Del 1992)], the application of the 'compelling justification' standard set forth in *Blasius* is appropriate only where the 'primary purpose' of the *board's action* [is] to interfere with or impede exercise of the shareholder franchise,' and the stockholders are not given a 'full and fair opportunity to vote.'") (emphasis supplied).

[13] *Blasius* clearly involved facts not present in the instant case. As the Court stated in *Stroud*:

> While we accept the basic legal tenets of [*Stahl v. Apple Bancorp, Inc*., 579 A.2d 1115, 1122-23 (Del. Ch. 1990)] and *Blasius*, certain principles emerge from those cases which are inextricably related to their specific facts. Almost all of the post-[*Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971)] decisions involved situations where ***boards of directors deliberately employed*** various legal strategies either to frustrate or completely disenfranchise a shareholder vote. As *Blasius* recognized, in

bylaws pursuant to their statutory powers under DGCL § 109 in order to establish director qualifications.

Similarly, *Nomad Acquisition Corp. v. Damon Corp.*, 1988 WL 383667, at *8 (Del. Ch. Sep. 20, 1988) involved a suit for preliminary injunctive and other declaratory relief by a hostile bidder see seeking to negate the effect of certain anti-takeover defenses adopted by the target corporation. Among other things, the plaintiffs sought to enjoin the enforcement of by-law amendments ***adopted by the Board*** which would require advance notice of (i) action to be taken by written shareholder consent and (ii) prior to the submitting of a nomination for the Board. *Id.* at *7-8. Ultimately, the Court denied the request for a preliminary injunction and specifically determined that the notice provisions did "not unreasonably delay the effectiveness of any consents" and that the plaintiffs had not "made any showing as to how they will be irreparably harmed by this by-law amendment and it has not been shown that this provision subverts the shareholders' voting franchise." *Id.* at *7. Thus, that decision also fails to add support for Maytag's position.[14]

The Maytag Opinion Letter also fails to acknowledge the obvious point that when shareholders adopt a bylaw to prescribe a director qualification, they are not limiting their ability to nominate and elect directors *of their choosing* because it is the shareholders themselves who are prescribing the qualification and those shareholders retain the power to amend or repeal such qualification as they see fit. *See Stroud,* 606 A.2d at 91 (holding that it was error to apply the heightened *Blasius* standard of review to contested amendment to the certificate of incorporation and bylaws prescribing director qualifications and advance notice procedures where a majority of the

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> those circumstances, board action was intended to thwart free exercise of the franchise. There can be no dispute that such conduct violates Delaware law.

606 A.2d at 91 (emphasis added). *See also Schnell,* 285 A.2d at 439 (recognizing that "***management*** may not inequitably manipulate corporate machinery to perpetuate 'itself in office' and disenfranchise the shareholders") (emphasis supplied).

[14] *Harrah's Entertainment Inc. v. JCC Holding Co.*, 802 A.2d 294, 310-11 (Del. Ch. 2002) is similarly irrelevant to the propriety of the Proposal under Delaware law. That case involved a dispute over a special provision in a casino holding company's certificate of incorporation which was negotiated during the holding company's reorganization proceedings and which provided certain shareholders with the right to nominate a director at the first and second anniversary annual meetings. The issue in the litigation was whether the special provision would limit those parties' ability to nominate additional directors under the general section of the holding company's bylaws governing nominations by stockholders. Ultimately, the court resolved the ambiguity of the special provision in favor of an interpretation that did not preclude the additional nomination of directors after it applied a rule of construction in favor of franchise rights. *Id.* at 318. Thus, the case concerned the appropriate standard of review and rule of construction to be applied by a court in interpreting a negotiated (but ambiguous) charter provision which could arguably restrict the general right of shareholders to nominate directors. It did not remotely involve a shareholder bylaw amendment implementing a director qualification.

corporation's shareholders approved such amendments). Indeed, in *Stroud*, the Delaware Supreme Court clearly recognized that the concerns implicated by board action which interferes with shareholder franchise are ameliorated when such action is ratified by a majority vote of shareholders, stating:

> More fundamentally, the Vice Chancellor ruled, and we agree, that a fully-informed majority of Milliken's shareholders ratified the Amendments. ***Therefore, the factual predicate of unilateral board action intended to inequitably manipulate the corporate machinery is completely absent here***. Milliken's shareholders, unlike those in both *Blasius* and [*Aprahamian v. HBO & Co.*, 531 A.2d 1204 (Del. Ch. 1987)], had a full and fair opportunity to vote on the Amendments and did so.

Id. at 92 (emphasis supplied) (internal citation omitted). Thus it is patently illogical to suggest that shareholders can vote to ratify board adopted measures which affect shareholders' right to nominate directors, but that such shareholders cannot vote to implement such measures directly.[15]

D. The Proposal Establishes a Reasonable Director Qualification

The assertion in the Maytag Opinion Letter that the Proposal does not establish a "qualification" based upon a dictionary definition of that word is frivolous. Even if the definition offered by Maytag's counsel is accepted, that definition includes "properties" which easily encompass the qualification sought to be established by the Proposal. Moreover, other dictionary definitions make clear that the "plain meaning" of the word "qualification" would include the eligibility criteria implemented by the Proposal. For example, the American Heritage® Dictionary of the English Language, Fourth Edition Copyright © 2004, by Houghton Mifflin Company, provides that a qualification is "[a] ***condition or circumstance that must be met or complied with.***" (Emphasis supplied). Similarly, Websters also defines qualification as, *inter alia*, "***a condition or standard that must be complied with***."

As described above, the DGCL expressly authorizes bylaws which establish director qualifications. The only restriction which Delaware courts impose upon such qualifications is that

[15] For the same reason, the analogy which Maytag's counsel attempts to draw to "Congress' power to prescribe qualifications for officers who are appointed and may be removed by the executive branch" (see Maytag Opinion Letter at 7) is fatally flawed. The correct analogy would be a situation where the executive branch (representing the stockholders) *itself* prescribes qualifications for officers which *itself* may elect and remove. The fact that Maytag's counsel resorts to citation to the Supreme Court's 1926 decision in *Myers v. U.S.*, 272 U.S. 52 (1926), which concerned the Constitutional separation of powers doctrine, and which has absolutely no relevance whatsoever to *any issue* posed by the Proposal, is indicative of the lack of support for Maytag's position in Delaware law.

they must be "reasonable." *See Stroud v. Milliken Enters., Inc.*, 585 A.2d 1306 (Del. Ch. 1988) ("*Stroud I*"), appeal dismissed 552 A.2d 476 (Del. 1989). *Stroud I*, involved a challenge to the validity of an amendment to the corporation's certificate of incorporation which created the following three categories for directors:

Category 1: individuals who have held line positions in other businesses or institutions and who are not officers, employees or stockholders of the corporation;

Category 2: individuals who are beneficial stockholders of the corporation; and

Category 3: individuals chosen from among the Chairman of the Board, the Chairman of the Executive Committee and the President of the corporation.

585 A.2d at 1308. The amendment also provided that the board must be composed of (i) a majority of directors from Category 1; (ii) at least three directors from Category 2; and (iii) no more than 2 directors from Category 3 and further provided "that if a director fails to remain qualified pursuant to requirements of the category from which he was elected, he shall automatically cease to be a director." *Id.* Much like Maytag argues in its January 14, 2005 letter, the plaintiffs in *Stroud I* argued that the proposed amendments "provide[] invalid and unreasonable qualifications for directors." *Id.* The Court rejected this argument, and determined that the proposed qualifications were reasonable, stating:

> The majority of plaintiffs' objections to Proposed Article of Incorporation No. 11(c) are concerned with the alleged arbitrary qualifications set for directors. The Delaware General Corporation Law, however, expressly authorizes qualifications for directors: "Directors need not be stockholders unless so required by the Certificate of Incorporation or the by-laws. ***The Certificate of Incorporation or bylaws may prescribe other qualifications for directors***." 8 Del.C. § 141(b) (emphasis added)

Id. (emphasis in original).[16] Thus the Court expressly recognized that Delaware law permitted such qualifications (even if arbitrary) to be prescribed in a corporation's bylaws. Other examples of qualifications which are commonly implemented in corporations' certificates of incorporation or bylaws include qualifications based upon age, stock ownership, the number of other boards an individual sits on, and independence.[17]

Since *Stroud I*, there has been very little judicial interpretation and guidance regarding the standard to be applied to a specific qualification in order to determine whether such qualification is reasonable, but those decisions which have addressed the issue suggest that only patently unreasonable and inequitable qualifications would be invalid. *See Hollinger*, 844 A.2d at 1081 n. 137 (citing *In re Osteopathic Hospital Ass'n*, 195 A.2d 759 (Del. 1963) as an example of an "inequitable bylaw amendment[s]" struck down by Delaware courts).[18]

There is absolutely nothing *inequitable* about the qualification sought to be implemented by the Proposal, and in fact, neither Maytag nor its counsel has contested this point. Nor has Maytag's counsel suggested that would the proposed qualification be unreasonable. To the contrary the Proposed Bylaw would establish a qualification which reflects the shareholder's belief that directors should not simply ignore majority supported shareholder proposals year after year.[19] Thus, the

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[16] The Court also noted that *Blasius* concerns were not presented by the proposed amendment because:

> Here, under the procedures proposed, each nominee must still be approved by the majority of stockholders, and the nominees, as well as the stockholders, are likely to be aware of the qualifications. . . .there is no evidence of any corporate manipulation of the election machinery. The election procedure is therefore not unfair.

[17] *See also West Center City Neighborhood Ass'n v. West Center City Neighborhood Planning Advisory Committe, Inc.*, 2003 WL 241356 (Del. Ch. Jan. 12, 2003) (interpreting individuals' claims of director status based upon an interpretation of not-for-profit Delaware corporation's bylaws which set forth numerous director qualifications and the process for nominating and electing directors).

[18] *In re Osteopathic Hospital Ass'n of Del.* involved a hospital which was governed by a board of trustees and by a large body of members who were primarily physicians. The hospital's certificate of incorporation, provided that members elected trustees and the trustees selected physicians for admission to membership. The hospital's bylaws, provided that nonphysicians could only be selected as members with the concurrence of a majority of the members. Notwithstanding this bylaw provision, the trustees (who were not physicians) attempted to amend the bylaws to make themselves members. As the Court stated in *Hollinger*: "Delaware courts have previously struck down inequitable bylaw amendments. For example, in [*In re Osteopathic Hospital Ass'n*]. . .The Delaware Supreme Court declared the bylaw amendment 'patently unreasonable as a matter of law.'" *Id.* at 765. The effects of this validly passed bylaw were "an abuse far too apparent and unreasonable for [the Court] to permit them to stand." *Id.*

[19] According to Maytag's Quarterly Report filed on Form 10-Q with the Commission on July 23, 2004, the Declassification Proposal "passed by 66% of the voted shares." Thus 2004 marked the ***sixth consecutive year*** that the

qualification would foster greater accountability to the shareholders who are the owners of the corporation. Further illustrating the reasonableness of the proposed qualification is the fact that the Commission itself is currently considering the inclusion the non-implementation of a majority supported shareholder proposal as a "triggering event" which would allow shareholders to nominate directors pursuant to proposed amendments to Rule 14a-8. *See* SEC Proposed Rule: Security Holder Director Nominations, RELEASE NOS. 34-48626; IC-26206; FILE NO. S7-19-03 (the "Shareholder Access Proposing Release"). In the Shareholder Access Proposing Release, the Commission solicited comment on this proposed "triggering event," stating:

> We are considering as an additional element of the procedure, and seek comment on, whether we should include a third nomination procedure triggering event that is premised upon a company's not implementing a security holder proposal submitted in accordance with Exchange Act Rule 14a-8, other than a direct access security holder proposal, that receives support from the majority of votes cast.

Accordingly, there is absolutely no reason under Delaware law, or otherwise to suggest that the proposed qualification is in any way unreasonable.

E. The Proposal Would Not Cause the Board to Violate Its Fiduciary Duties

The arguments in the Maytag Opinion Letter that the Proposal is unreasonable because (i) it would cause the directors to violate their fiduciary duty to exercise their business judgment in the

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Declassification Proposal has received a majority of the votes cast at Maytag's annual meeting and the sixth consecutive year that Maytag's board of directors has simply ignored the majority vote of its own shareholders regarding this proposal. Similarly, Maytag's board has refused to implement a proposal regarding submitting the adoption, maintenance or extension of any poison pill to a shareholder vote, even though that proposal received 64% of the shareholder vote at Maytag's 2004 annual meeting and has in fact been supported by a majority of the shareholder vote at each annual meeting at which it was voted upon since 2001. The proponent believes that "any director that ignores such overwhelming votes of the Company's shareholders is not fit for reelection and is not qualified to serve as director of the Company," and, in the event the majority of shareholders agree, they are free to adopt the proposed qualification under Delaware law.

best interest of shareholders[20] or, (ii) would disqualify directors for satisfying their fiduciary duty of disclosure, or (iii) would "destroy the deliberative process by which board decisions are made" (see Maytag Opinion Letter at 8-14) are factually incorrect and are not supported by law.

It is frankly indisputable that the Proposal, if implemented would not require the directors to take any specific action *whatsoever*. Nor would the Proposal, if implemented remove any director from the board under any circumstances, nor affect the unexpired term of any director in any manner whatsoever. The statement in Maytag's Opinion Letter that "[i]f passed, the Proposal would, as a practical matter, eviscerate the Company directors' managerial authority to decide whether to support the Declassification Proposal" is absolutely false. There is nothing in the proposed bylaw whatsoever which would prevent the directors from deciding whether to support the Declassification Proposal, nor which would prevent a director from truthfully communicating his or her support or opposition for the Declassification Proposal to shareholders. If the Proposal is implemented, the directors would remain free to take whatever position they determine appropriate and to make whatever communications they deem appropriate in accordance with their duties as directors. The suggestion that the Proposal would somehow force the directors to take or to support a particular action is pure fantasy. Similarly, there is no factual basis for the ridiculous assertion that the Proposal would destroy the deliberative process of the board.

Essentially, what Maytag is suggesting to the Division is that the directors have some sort of a vested interest in being *reelected* as directors of Maytag but there is simply no basis for this proposition under Delaware law. After all, directors only serve at the pleasure of, are accountable to, and may be removed by the shareholders who are the owners of the corporation. *See Stellini v. Oratorio,* 1979 WL 2703 (Del. Ch. 1979 ("Clearly, as directors, the plaintiffs had no vested interest in a directorship of [corporation]. Rather, any right which they may have held in the office of director was acquired with the actual or implied knowledge that such right could be extinguished by the vote or consent of the majority stockholders of the defendant corporation.").

Accordingly, for all of the foregoing reasons, it is our legal opinion that the Proposal would not violate Delaware law and that the Proposal is a proper action for shareholders under Delaware law. Accordingly, Maytag has failed to meet its burden of establishing that the Proposal may be excluded pursuant to Rule 14a-8(i)(1) or (2).

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[20] This is similar to an argument rejected by the Commission in *General Electric Company,* (publicly available January 12, 2001) (rejecting company's argument that in selecting nominees for election as directors, the company's board has a fiduciary duty to choose the best candidates and that the proposal (urging board to nominate at least two candidates for each open board position) would essentially force the board to violate this duty by requiring it to include alternative candidates to run against those candidates that the board believes are the best nominees for election).

II. The Proposal May Not Be Excluded Under Rule 14a-8(i)(8) Because It Does Not Relate To The Election Of Directors.

In addition to the arguments based upon Delaware Law set forth in the Maytag Opinion Letter, Maytag's January 14, 2005 letter also erroneously argues that the Proposal may properly be excluded from Maytag's 2005 proxy statement pursuant to Rule 14a-8(i)(8).

Rule 14a-8(i)(8) provides that a company need not include in its proxy materials any shareholder proposal that relates to "an election" to the board of directors. Rule 14a-8(i)(8) states (in "plain English question format") as follows:

> (i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?
>
> . . .
>
> (8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
>
> . . .

17 C.F.R. § 240.14a-8(i). The Commission has stated that "the principle purpose of Rule 14a-8(i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." *See* Release No. 34-12598 (July 7, 1976).

Since the Proposal, to be implemented, must receive the support of a majority of the shares eligible to be voted at Maytag's 2005 annual meeting, it would establish a director qualification which would not apply until the Company's 2006 annual meeting at the earliest, and thus does not relate to a the Company's upcoming annual meeting. Nor does the Proposal question the business judgment of any specific directors up for reelection at the upcoming annual meeting. To the contrary, the Proposal establishes a qualification for directors as expressly permitted by state law. Thus while the SEC Staff has permitted the exclusion of Proposals which single out and seek to prevent the election of specific individuals up for reelection at a company's annual meeting (thus effectively resulting in a contested election), the Proposal is distinguishable from such proposals and does not implicate any of the concerns sought to be addressed by Rule 14a-8(i)(8).

The relevant distinction drawn by courts and the SEC staff is this: shareholder proposals that seek to influence the outcome of a particular election by advocating a particular candidate, or opposing a particular candidate's election, relate to "an election" under Rule 14a-8(i)(8), and may be excluded by the Company. However, shareholder proposals that deal with such matters as director qualifications, or procedures for conducting elections (and indeed of nominating candidates) are not related to "an election" and may not be excluded.

The case of *Rauchman v. Mobil Corp.*, 739 F.2d 205 (6th Cir. 1984), illustrates this point. In *Rauchman*, Mobil's management nominated for re-election to the Company's board a director who originated from Saudi Arabia. In an effort to oppose this director's candidacy, a shareholder sought to submit a proposal to amend the company's bylaws to preclude individuals from OPEC-member countries from serving on the board. *See id.* at 206. Thus, the shareholder's proposal would have forced the shareholders to choose between (a) re-electing this particular director to the board, or (b) ratifying the proposal. Finding the proposal was "a form of electioneering," the court held that it properly could be excluded under the election exclusion. *Id.* at 208.

Rauchman illustrates the distinction between proposals directed to influencing specific elections and process-related proposals. Where a shareholder proposal will have the effect of installing or removing a particular board member, it runs afoul of the election exclusion and the company properly may exclude it. But where a shareholder proposal will not have a direct effect on the outcome of any particular board election and instead concerns an election-related process, it does not fall within the election exclusion, and the proposal may not be excluded.

In this case the Proposal submitted by CalPERS is process-related. If adopted, it would create a bylaw that would establish a qualification applicable to the position of director – as shareholders are specifically authorized to implement under state law. The Proposal does not advocate any particular candidates, and does not oppose any incumbent director's re-election to the board. Rather, it deals exclusively with a general qualification, and thus although it deals with elections generally, it does not concern "an election" within the meaning of Rule 14a-8(i)(8). Moreover, the Proposal can hardly be characterized as an attempt to accomplish a "contested election" because if the Proposal is implemented, the Board would still possess the *exclusive* power to nominate a slate of qualified director candidates in Maytag's proxy statement and the Proposal would not have any effect whatsoever on the election of those candidates. Indeed, the Proposal does not disqualify any existing director from standing for re-election, because any current board member could satisfy the enumerated qualifications that would be effected if the Proposal is adopted.[21]

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[21] Although the Proposal does not "establish a procedure" that "may result in contested elections of directors," CalPERS submits that nothing in the Exchange Act, Rule 14a-8, or any other source of federal law permits the SEC to impose federal regulation over whether publicly traded companies may have contested elections of directors. To the contrary, the

Maytag attempts to rely upon the Division's decision in *Honeywell International, Inc.* (publicly available March 2, 2000) ("Honeywell"), in which the Company successfully argued that "the proposal in that case, if implemented, would disqualify some or all of [specific individual directors] for reelection so long as the 1998 Simple Majority Vote Proposal is not implemented. Therefore, the Proposal is excludable under Rule 14a-8(i)(8)."

The Honeywell proposal required Honeywell's board to take specific action in order to implement the proposal, stating:

> RESOLVED: MAKE DIRECTORS INELIGIBLE FOR ELECTION IF THEY FAIL TO ENACT ANY RESOLUTION THAT IS ADOPTED BY SHAREHOLDERS

Essentially the Honeywell proposal required Honeywell's directors to *make themselves* ineligible for reelection. The same simply cannot be said of the Proposal because, as discussed in Section I, above, the Proposal is a statutorily authorized director qualification shareholder bylaw, does not require any specific action by the Board and certainly does not require that the board declassify the board.[22] Indeed, the Division repeatedly, and recently, as refused to permit the exclusion of shareholder proposals to amend the bylaws to *require* the declassification of corporate boards. *See Schering Plough Corp.* (publicly available Jan. 18, 2005); *Baxter Int'l* (publicly available Jan. 31, 2005). In fact, the directors of Maytag do not even have the power to unilaterally declassify the board because Section 12 of the Company's Bylaws, which is the Bylaw provision that establishes the classified structure of the board of directors (the "Classified Board Bylaw"), expressly provides:

Exchange Act is focused on issues of *disclosure*, and does not permit the SEC to regulate matters of internal corporate governance that traditionally have been considered matters of state law. *The Business Roundtable*, 905 F.2d at 408. There is no statutory basis, therefore, to exclude a shareholder proposal on the grounds that it "might" result in a contested election. Because matters of director qualifications and election procedure traditionally have been considered issues to be resolved under state law, the Division should not, though an interpretation of Rule 14a-8(i)(8), inject federal regulation into such internal corporate governance matters. *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 479 (1977) ("Corporations are creatures of state law, and investors commit their funds to corporate directors on the understanding that, ***except where federal law expressly requires certain responsibilities of directors with respect to stockholders, state law will govern the internal affairs of the corporation***." (quoting *Cort v. Ash*, 422 U.S. 66, 84 (1975) (emphasis supplied)).

[22] The "Declassification Proposal" provides: "RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)" *See Maytag Corporation* (publicly available February 5, 2004)

> This Section 12 ***may not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the stock of the corporation issued and outstanding and entitled to vote***, at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of the meeting.[23]

Thus, the power and authority to amend or rescind the Classified Board Bylaw is expressly vested in Maytag's shareholders – and in fact, the requisite two-thirds of the shareholders have indicated an interest in voting to amend or repeal the Classified Board Bylaw by voting in favor of the Declassification Proposal at Maytag's 2004 annual meeting of shareholders. Thus, all that remains to be done in order to declassify Maytag's board of directors is to put a binding proposal to declassify the board to a shareholder vote. But the Proposal does not even *require* that the directors do that. What the Proposal aims to do in this case is to establish a director qualification which only applies to the narrow situation where (i) a requisite number of shareholders have indicated their interest (by a shareholder vote) in taking an action specifically authorized to be taken by such shareholders (and not authorized to be implemented by the board), but (ii) the board acts to prevent a shareholder vote on such action. If, under such circumstances, the shareholders of a corporation wish to establish a director qualification to disqualify directors who take action to block shareholders *from voting* on a matter exclusively within the discretion of such shareholders, they may do so under Delaware law.

Moreover, the Proposal can hardly be characterized as an attempt to accomplish a "contested election" because if the Proposal is implemented, the Board would still possess the *exclusive* power to nominate a slate of qualified director candidates in Maytag's proxy statement and the Proposal would not have any effect whatsoever on the election of those candidates.

III. The Proposal May Not Be Excluded Under Rule 14a-8(i)(3) Because It Is Not Vague Or Misleading

The Proposal is simply not vague or misleading. The Proposal clearly:

(1) seeks to amend the Company's bylaws;

(2) to implement a qualification for individuals to serve as directors of Maytag Corporation which would disqualify for election as director;

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[23] See Maytag's Bylaws (Revised as of February 10, 2000), publicly available on Maytag's website at: http://www.maytag.com/mths/our_company/default.jsp?L1=1&L2=0 (attached hereto as Exhibit B).

(3) any current or former director who <u>either</u>:

(a) "opposed," in any final board action, the submission to a shareholder vote at the Company's 2005 annual meeting of a binding proposal to declassify the board; <u>or</u>

(b) "opposed," in any final board action, the support of the board in any proxy solicitation made with respect to such proposal; <u>and</u>

(c) did not reverse their opposition to (a) or (b) before the Board's approval of the Company's final proxy materials for the 2005 annual meeting.

Maytag's principle objection to the Proposal pursuant to Rule 14a-8(i)(3) appears to be based upon a claim that shareholders cannot understand the meaning of the words "opposed," "reverses," and "final board action" as those terms appear in the Proposal. *See* January 14, 2005 letter at 7-8. Proponent respectfully submits that those terms may be afforded their plain meaning, and are not subject to any inherent ambiguity which would cause shareholder confusion. In the event that the Division deems it appropriate, the Proponent would be willing to amend the Proposal to specify that final board action means "a binding vote or resolution of the board to take a specific action" and to replace "opposes" with "votes against," though the Proponent does not deem it necessary or appropriate to do so.

Maytag's argument that shareholders would not know how many directors would, in the future, be disqualified for reelection for failure to meet the validly prescribed director qualification is wholly irrelevant. There is no provision of Delaware law which requires that shareholders must be able to ascertain the identity and number of individuals who will, in the future be disqualified from nomination as director, by virtue of those individuals' failure to meet validly enacted director qualifications, prior to voting to prescribe such a qualification. Maytag has cited no authority to the contrary on this point.

IV. The Proposal Is Not Excludible "Because It Attempts An End-Run Around The Company's Right To Exclude Binding Proposals To Eliminate A Classified Board

Maytag's final argument is that the Proposal may be omitted pursuant to Rule 14a-8(i)(1) because the Proposal "attempts an end-run around the Company's right to exclude binding proposals to eliminate a classified board. *See* January 14, 2005 letter at 5-6.

This argument is dead-wrong because Delaware law does not, in fact, place any restriction on the subject matter of shareholder-sponsored bylaws, and does not, in any respect, require that bylaws proposed by the shareholders be precatory in nature. Maytag's legal opinion letter does not address this contention and Maytag has not provided any legal analysis to the contrary.[24] Thus, Maytag has wholly failed to establish that it has any "right" to exclude a binding bylaw proposal and has failed to meet its burden of showing that it may exclude the proposal pursuant to Rule 14a-8(i)(1) because it would violate state law. There is absolutely no provision in the DGCL that requires that bylaws be precatory. In fact, Vice Chancellor Leo Strine, of the Delaware Court of Chancery, recently commented that "precatory proposals . . . are an invention of the SEC anyway, and don't even exist under substantive corporate law."[25]

Moreover, the previous no-action letters upon which Maytag seeks to rely do not support this argument. *Gyrodyne Company of America, Inc.* (publicly available August 18, 1999) is wholly irrelevant because the proposal in that case required an amendment to the Company's certificate of incorporation and Gyrodyne, a *New York Corporation* successfully demonstrated that the proposal would violate the required procedures to do so set forth in New York Business Corporation Law § 803. The New York Business Corporation Law is obviously irrelevant to this case because Maytag is a Delaware corporation. *Great Lakes Corporation* (publicly available March 8, 1999), is slightly more relevant, in that it actually involved a Delaware corporation. However, like *Gyrodyne Company of America*, *Great lakes Corporation* involved a proposal which would require the amendment of the company's certificate of incorporation and the company submitted a legal opinion by Delaware counsel which opined that the proposal would violate DGCL § 242. As demonstrated above, Maytag's classified board structure is established by the Company's bylaws, and under Delaware law and the terms of the Classified Board Bylaw itself, the shareholders are authorized to amend those bylaws.

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[24] See Staff Legal Bulletin 14 (G)("Substantive Issues. . . 5 Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law.") Whether a particular proposal runs afoul of state law is not resolved simply based on whether the shareholder proposal is phrased in precatory or mandatory terms – particularly as here where it can be demonstrated that there is no "precatory" requirement applicable to shareholder bylaws under Delaware law.

[25] Symposium, *Corporate Elections*, 96 (Nov. 2003) *available at* http://www.law.harvard.edu/programs/olin_center/ and http://ssrn.com/abstract=471640.

Conclusion

For the foregoing reasons, we believe that CalPERS's Proposal should be included in Maytag's 2005 Proxy Statement and that Maytag's request for a no-action letter should be denied. Specifically, as set forth above, it is our legal opinion that the subject matter of the Proposal is specifically authorized by Delaware law. In the event that the Staff disagrees with our position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience. In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Sincerely,



Michael J. Barry

MJB/rm

cc: Elliot V. Stein, Esquire

MAYTAG CORPORATION

Incorporated Under the Laws of the State of Delaware

RESTATED CERTIFICATE OF INCORPORATION

November 6, 1989

RESTATED
CERTIFICATE OF INCORPORATION
of
MAYTAG CORPORATION

Maytag Corporation was originally incorporated as The Maytag Company by filing its original Certificate of Incorporation with the Secretary of State on the 15th day of August, A.D. 1925.

FIRST. The name of this corporation is Maytag Corporation.

SECOND. Its principal office in the State of Delaware is located at No. 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of its resident agent is The Corporation Trust Company, No. 1209 Orange Street, Wilmington, Delaware.

THIRD. The nature of the business, or objects or purposes proposed to be transacted, promoted or carried on are:

To manufacture, obtain, use and operate under licenses or otherwise, and to sell, license others to manufacture or use, lease or otherwise acquire, use or in any manner dispose of any and all kinds of equipment, devices, machines or machinery, motors, adjuncts and appurtenances, manufactured or used under any one or more inventions, processes, methods or otherwise, relating to or useful in domestic, industrial, manufacturing, mercantile, agricultural and other pursuits; also metal, electrical, mechanical and mercantile specialties and machines, appliances, utilities, devices, mechanical or otherwise, castings, implements, tools, fixtures, instruments and apparatus of every kind and nature, and any other articles of commerce ordinarily made or used in a thoroughly equipped plant, machine shop, foundry, factory or laboratory, and more particularly to manufacture, buy, sell, repair, alter and generally deal in washing machines, laundry machinery, refrigerators and refrigerating devices and household or other equipment, supplies, specialities and articles of every kind and nature.

To carry on the business of mechanical, laundry engineers and electrical engineers, toolmakers, machinists, founders, metal workers, smiths, builders, fitters, cutlers, and merchants, and any other business or businesses which may seem calculated, directly or indirectly, to enhance the value of or render profitable any of the company's property or rights, or conducive to any of the company's objects.

To design, manufacture, buy, sell, make, repair, alter, let on hire and deal in apparatus, machinery, hardware and articles of all kinds capable of being used for the purpose of any business herein mentioned or likely to be required by customers of any such business.

To manufacture, purchase or otherwise acquire, hold, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, to invest, trade, deal in and deal with goods, wares, merchandise and real and personal property of every class and description, and in particular, in lands, buildings, business concerns and undertakings, mortgages, shares, stocks, debentures, securities, scrip, concessions, produce, policies, book debts and claims against such property or against any person or corporation and to carry on any business, concern or undertaking so acquired.

To acquire the good will, rights and property, and to undertake the whole or any part of the assets and liabilities of any person, firm, association, or corporation and to pay for the some in cash, stocks, or bonds of this corporation or otherwise.

To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage or otherwise dispose of letters patent of the United States or any foreign country, patents, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to or useful in connection with any business of this corporation.

To purchase, subscribe for or in any manner acquire, own, hold, receive, dispose of the income from, sell, assign, transfer, pledge, mortgage or in any manner dispose of and to exercise all the rights of individuals or natural persons with respect to bonds, securities, evidences of indebtedness of, or shares of stock or interest in any corporation, association or joint stock company of the State of Delaware, or any other state, territory or country, and while the owners of shares of stock of or interest in any corporation, joint stock company, firm or association, to exercise all the rights and privileges of such ownership, including the right to vote thereon, and to do anything needful or convenient for the protection, improvement, betterment or enhancement in value of such shares of stock or interest or bonds or obligations owned by the company, and to aid, in any manner, any such corporation, joint stock company, firm or association, the stock, bonds, or other obligations of or interest in which are held by the company.

To enter into, make, perform and carry out contracts of every kind necessary and incidental to the business of the corporation, for any lawful purpose, without limit as to amount, with any person, firm, association or corporation.

To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, warrants, scrip and other negotiable or transferable instruments or obligations.

To guarantee the payment of dividends or interest on any shares of stock, debentures, bonds or other securities, issued by this corporation or by any other person, firm or corporation or on any contract or obligation of the corporation, firm or individual whatever, which may be proper or necessary for the business of the corporation.

To lend and advance money or give credit to such persons, firms, or corporations and on such terms as may seem expedient, and in particular to customers and others having dealings with this company, to give, guarantee or become surety for such person, firm or corporation.

To issue bonds, debentures or obligations of the corporation, from time to time, for any of the objects or purposes of the corporation, and to secure the same by mortgage, pledge, deed of trust or otherwise.

To purchase, hold, acquire and reissue the shares of its capital stock; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of its capital; and provided further that shares of its own capital stock belonging to it shall not be voted upon directly or indirectly.

To have one or more offices, to carry on all or any part of its operations and business, without restriction or limit as to amount, and to purchase or otherwise acquire, take, hold, own, mortgage, sell, convey or otherwise dispose of real and personal property of every class and description in any of the States, Districts, Territories, Possessions or Colonies of the United States, and in any and all foreign countries.

The foregoing clauses shall be construed both as objects and powers; and it is hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this corporation.

In general, to carry on any other business in connection with the foregoing, whether manufacturing or otherwise, and to have and to exercise all the powers conferred by the lows of Delaware upon corporations formed under the act hereinafter referred to.

FOURTH. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 224,000,000 shares which shall be divided into two classes as follows: (a) 24,000,000 shares of Preferred Stock ("Preferred Stock") of the par value of $1.00 per share; and (b) 200,000,000 shares of Common Stock ("Common Stock") of the par value of $1.25 per share. Each share of Common Stock, par value $1.25 per share, issued immediately prior to the taking effect of said amendment including shares held by the Corporation as treasury shares, shall, upon the taking effect thereof, be changed and reclassified into two (2) shares of Common Stock, par value $1.25 per share (hereinafter called "New Common Stock"), and such shares of New Common Stock shall thereupon be deemed to be validly issued, fully paid and nonassessable. Each certificate representing shares of Common Stock issued immediately prior to the taking effect of the amendment shall thereafter continue to represent the same number of shares of New Common Stock. The Corporation shall issue to or upon the order of each person who held shares of Common Stock of record immediately prior to the taking effect of the amendment, a new certificate or certificates representing one (1) additional share of New Common Stock for each share so held of record by the holder.

The designations, voting powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the above classes of stock shall be as follows:

A. PREFERRED STOCK

(i) Shares of Preferred Stock may be issued in one or more series at such time or times, and for such consideration as the Board of Directors may determine.

(ii) The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto including, but not limited to, determination of any of the following:

(a) The distinctive designation and the number of shares constituting a series, which number may (except as otherwise provided by the Board of Directors) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

(b) the dividend rate or rates and the preferences, if any, over any other class or series (or of any other class or series over such series) with respect to dividends, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c) the voting powers, multiple, full or limited, if any, of the shares of such series and the extent of such voting powers;

(d) whether the shares shall be redeemable and, if so, the terms and conditions on which the shares may be redeemed, including the time or times when, the price or prices at which and the manner in which such shares shall be redeemable (including the manner of selecting shares for redemption if less than all shares are to be redeemed);

(e) the rights of the holders of the shares of such series, and the preferences, if any, over any other class or series (or of any other class or series over such series), upon the voluntary or involuntary liquidation, dissolution or winding up or merger, consolidation or distribution or sale of assets of the corporation;

(f) whether the shares shall be entitled to the benefit of a sinking or retirement fund and, if so, the terms and conditions of such fund;

(g) whether the shares shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation or any other corporation, and if so convertible or exchangeable, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange; and

(h) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation or any amendment hereto.

(iii) Shares of Preferred Stock which have been issued and reacquired in any manner by the corporation (excluding, until the corporation elects to retire them, shares which are held as treasury shares, but including shares redeemed, shares purchased and retired and shares which have been converted into or exchanged for shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or any other corporation) shall have the status of authorized but unissued shares of Preferred Stock and may be reissued.

B. COMMON STOCK

(i) Subject to the preferential rights of the Preferred Stock, the holders of the Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors.

(ii) Except as may be otherwise required by law or this Certificate of Incorporation, each holder of Common Stock shall have one vote in respect of each share of stock held by such holder of record on the books of the corporation on all matters voted upon by the stockholders.

(iii) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, after distribution in full of the preferential amount to be distributed to the holders of shares of the Preferred Stock, holders of the Common Stock shall be entitled to receive all the remaining assets of the corporation of whatever kind available for distribution to stockholders, ratably in proportion to the number of shares of Common Stock held by them respectively.

C. OTHER PROVISIONS

(i) Subject to the conditions and restrictions of any outstanding Preferred Stock, any amendment to this Certificate of Incorporation which shall increase or decrease the authorized capital stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the corporation entitled to vote thereon.

(ii) No holder of Preferred Stock or Common Stock shall have any right, as such holder, to purchase or subscribe for any security of the corporation now or hereafter authorized or issued. All such securities may be issued and disposed of by the Board of Directors to such persons, firms, corporations and associations for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any part thereof, to the holders of Preferred Stock or Common Stock.

FIFTH.

Section 1. No person who is or was at any time a director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director; provided, however, that, unless and except to the extent otherwise permitted from time to time by applicable law. The provisions of this Section shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for any act or omission by the director which is not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the date this Section becomes effective. If the Delaware General Corporation Law is amended after approval by the stockholders of this provision to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Company shall be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

Section 2. Any person who is or was a director, officer, employee, or agent of the Company, or of any other corporation, partnership, joint venture, trust, or other enterprise which he served as such at the request of the Company shall in accordance with the provisions of this Article hereinafter set forth be indemnified by the Company against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company), to which he was or is a party, or is threatened to be made a party, by reason of his being or having been a director, officer, employee, or agent of the Company or of such other corporation, partnership, joint venture, trust, or other enterprise. The director, officer, employee, or agent shall be entitled to such indemnification if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, in itself create a presumption that the person did not meet the standards of conduct set forth herein. In the case of any action or suit by or in the right of the Company to procure a judgment in its favor, such director, officer, employee, or agent shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding paragraph, or in defense of any claim, issue, or matter therein, he shall be entitled, as of right, to indemnification as provided in this Article. Any indemnification under this Article (unless ordered by a court) shall be made by the Company as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 2 of this Article. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel (who shall not be regular counsel of the Company and shall have generally recognized competence to advise upon the matter) in a written opinion; or (3) by the stockholders.

Section 4. Expenses incurred in defending a civil or criminal action, suit, or proceeding of the character described in this Article may be paid by the Company in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount if it shall be ultimately determined that he is not entitled to indemnification under this Article.

Section 5. The rights of indemnification and advancement of expenses provided in or granted pursuant to this Article shall be in addition to any other rights to which any such director, officer, employee, or agent may be entitled as a matter of law, under any contract, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and in the event of such person's death, such rights shall extend to his heirs and legal representatives. The foregoing rights shall be available whether or not such person continues to be a director, officer, employee, or agent at the time of incurring or becoming subject to such liability or expenses and whether or not the claim asserted against him is based on matters which antedate the adoption of this Article.

Section 6. The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

Section 7. For purposes of Sections 2 through 8 of this Article, references to "the Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee, or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under the provisions of this Article with respect to such constituent corporation if its separate existence had continued.

Section 8. For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Article.

SIXTH. This corporation is to have perpetual existence.

SEVENTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

EIGHTH. In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

To make and alter the bylaws of this corporation, to fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this corporation.

From time to time to determine whether and to what extent, and at what times and places and under what conditions and regulations, the accounts and books of this corporation (other than the stock ledger), or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right of inspecting any account, book or document of this corporation, except as conferred by statute, unless authorized by a resolution of the stockholders or directors.

If the bylaws so provide, to designate two or more of its number to constitute an executive committee, which committee shall for the time being, as provided in said resolution or in the bylaws of this corporation, have and exercise any or all of the powers of the Board of Directors in the management of the business and affairs of this corporation, and have power to authorize the seal of this corporation to be affixed to all papers which may require it.

This corporation may in its bylaws confer powers upon its directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon them by the statute.

Both stockholders and directors shall have power, if the bylaws so provide, to hold their meetings, and to have one or more offices within or without the State of Delaware, and to keep the books of this corporation (subject to the provisions of the statutes), outside of the State of Delaware at such places as may be from time to time designated by the Board of Directors.

The number, classification, qualifications and election of the Board of Directors and the filling of vacancies thereon shall be as provided in the bylaws. This final paragraph of Article EIGHTH shall not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the stock of the corporation issued and outstanding and entitled to vote, at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of the meeting.

NINTH. Except as otherwise expressly provided in this Article NINTH:

(i) any merger or consolidation of the corporation with or into any other corporation; or (ii) any sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation to or with any other corporation, person or other entity, shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of the corporation issued and outstanding and entitled to vote if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the beneficial owner, directly or indirectly, of 5 percent or more of the outstanding shares of capital stock of the corporation issued and outstanding and entitled to vote.

The provisions of this Article NINTH shall not apply to any transaction described in clauses (i) or (ii) of this Article, (a) with another corporation, person or other entity if the Board of Directors of the corporation shall by resolution have approved a memorandum of understanding with such other corporation, person, or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or other entity became the beneficial owner, directly or indirectly, of 5 percent or more of the outstanding shares of capital stock of the corporation entitled to vote; or (b) which has been approved by resolution unanimously adopted by the whole Board of Directors of the corporation at any time prior to the consummation thereof.

For the purposes of this Article NINTH, a corporation, person or other entity shall be deemed to be the beneficial owner of any shares of capital stock of the corporation (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) of this paragraph above), by any other corporation, person or other entity (a) with which it or its "affiliate" or "associate" (as referenced below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the corporation or (b) which is its "affiliate" or "associate" as those terms were defined in Rule 12B-2 of the General Rules and Regulations under the Securities Exchange Act of 1934 as in effect on March 1, 1977. For the purposes of this Article NINTH, the outstanding shares of capital stock of the corporation shall include shares deemed owned through the application of clauses (i) and (ii) of this paragraph but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

The Board of Directors of the corporation shall have the power and duty to determine for the purposes of this Article NINTH, on the basis of information then known to it, whether (a) any corporation, person or other entity beneficially owns, directly or indirectly, 5 percent or more of the outstanding shares of capital stock of the corporation entitled to vote, (b) any sale, lease, exchange or other disposition of part of the assets of the corporation involves substantially all of the assets of the corporation, and (c) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes of this Article NINTH.

This Article NINTH may not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of the corporation issued and outstanding and entitled to vote at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of the meeting.

TENTH. This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ELEVENTH.

Section 1. Vote Required for Certain Business Combinations.

A. Higher Vote for Certain Business Combinations. In addition to any affirmative vote required by law or this Certificate of Incorporation (including, without limitation, Article NINTH hereof), and except as otherwise expressly provided in Section 2 of this Article ELEVENTH:

(i) any merger or consolidation of the corporation or any subsidiary (as hereinafter defined) with (a) any Interested Shareholder (as hereinafter defined) or (b) any other corporation or other person (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Shareholder; or

(ii) any plan of exchange for all outstanding shares of the corporation or any subsidiary or for any class of shares of either with (a) any Interested Shareholder or (b) any other corporation or other person (whether or not itself an Interested Shareholder) which is, or after such plan of exchange would be, an Affiliate of an Interested Shareholder; or

(iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the corporation or any subsidiary having an aggregate Fair Market Value of 10% or more of the total assets of the corporation and its subsidiaries on a consolidated basis; or

(iv) the issuance or transfer by the corporation or any subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any subsidiary to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of 10% or more of the total assets of the corporation and its subsidiaries on a consolidated basis; or

(v) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(vi) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any subsidiary which is directly or indirectly owned by an Interested Shareholder or any Affiliate of any Interested Shareholder;

shall require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class (it being understood that for purposes of this Article ELEVENTH each share of the Voting Stock shall have the number of votes granted to it pursuant to bylaw or this Certificate of Incorporation). Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser vote may be specified by law, this Certificate of Incorporation or in any agreement with any national securities exchange or otherwise.

B. Definition of "Business Combination". The term "Business Combination" as used in this Article ELEVENTH shall mean any transaction which is referred to in any one or more of clauses (i) through (vi) of paragraph A of this Section 1.

Section 2. When Higher Vote is Not Required. The provisions of Section I of this Article ELEVENTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this Certificate of Incorporation, if all of the conditions specified in either of the following paragraphs A and B are met:

A. Approval by Continuing Directors. The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined), it being understood that this condition shall not be capable of satisfaction unless there is at least one Continuing Director.

B. Price and Procedure Requirements. All of the following conditions shall have been met:

(i) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of each class of Voting Stock in such Business Combination shall be at least equal to the highest of the following:

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (2) in the transaction in which it became an Interested Shareholder, whichever is higher;

(b) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (such latter date is referred to in this Article ELEVENTH as the "Determination Date"), whichever is higher;

(c) (if applicable) the price per share equal to the Fair Market Value per share of such class of Voting Stock determined pursuant to paragraph B (i) (b) above, multiplied by the ratio of (1) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Shareholder for any shares of such class of Voting Stock acquired by it within the two-year period immediately prior to the Announcement Date to (2) the Fair Market Value per share of such class of Voting Stock on the first day in such two-year period upon which the Interested Shareholder acquired any shares of such class of Voting Stock; and

(d) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation.

Shares acquired or paid for by an Affiliate of the Interested Shareholder shall be deemed to have been acquired or paid for at the same time by the Interested Shareholder.

(ii) The consideration to be received by holders of such class of Voting Stock shall be in cash or in the same form as the Interested Shareholder has previously paid for shares of such class. If the Interested Shareholder has paid for shares of a class of Voting Stock with varying forms of consideration, the form of consideration for such Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class previously acquired by it.

(iii) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on then outstanding shares of Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Interested Shareholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Shareholder becoming an Interested Shareholder.

(iv) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(v) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all holders of Voting Stock at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act, rules or regulations or subsequent provisions).

The requirements of subparagraphs (i) and (ii) above shall not apply to any class of Voting Stock (other than Common Stock) hereafter authorized if the provision creating or authorizing such class so provides and such provision has been approved by a majority of the Continuing Directors.

Section 3. Certain Definitions. For the purposes of this Article ELEVENTH:

A. A "person" shall mean any individual, firm, corporation or other entity.

B. "Interested Shareholder" shall mean any person (other than the corporation or any subsidiary) who or which:

(i) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; or

(ii) is an Affiliate of the corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

C. A person shall be a "beneficial owner" of any Voting Stock:

(i) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

(ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only

after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

D. For the purpose of determining whether a person is an Interested Shareholder pursuant to paragraph B of this Section 3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph C of this Section 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

E. "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on March 1, 1984.

F. "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph B of this Section 3, the term "subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the corporation.

G. "Continuing Director" means any member of the Board of Directors of the corporation (the "Board") who is unaffiliated with the Interested Shareholder and was a member of the Board prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director who is unaffiliated with the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

H. "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sale price or bid quotation, whichever is reported in the financial press, with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc., Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board in good faith.

I. In the event of any Business Combination in which the corporation survives, the phrase "other consideration to be received" as used in paragraph B (i) of Section 2 of this Article ELEVENTH shall include the shares of any class of outstanding Voting Stock retained by the holders of such shares.

J. References to a "class of Voting Stock" shall include any separate series of a class.

Section 4. Powers of the Board. The Board shall have the power and duty to determine for the purposes of this Article ELEVENTH, on the basis of information known to it after reasonable inquiry, (A) whether a person is an Interested Shareholder, (B) the number of shares of Voting Stock beneficially owned by any person, (C) whether a person is an Affiliate or Associate of another and (D) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any subsidiary in any Business Combination have or has an aggregate Fair Market Value of 10% or more of the total assets of the corporation and its subsidiaries on a consolidated basis. Any such determination made in good faith shall be binding and conclusive on all parties.

Section 5. No Effect on Fiduciary Obligations of Interested Shareholders. Nothing contained in this Article ELEVENTH shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

Section 6. Amendment or Repeal. Notwithstanding any other provision of law, this Certificate of Incorporation or the bylaws of the corporation (and notwithstanding the fact that a lesser vote may be specified by law, this Certificate of Incorporation or the bylaws of the corporation), and in addition to any affirmative vote of holders of any class of capital stock of the corporation or any series of any such class then outstanding which is required by law or by or pursuant to this Certificate of Incorporation, the affirmative vote of the holders of 80% or more of the voting power of the shares of the then outstanding Voting Stock, voting together as a single class, shall be required to amend or repeal this Article ELEVENTH.

TWELFTH. Any action required or permitted to be taken by the stockholders of the Corporation may be be effected solely at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

This restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation at it's regular meeting held November 6, 1989 in accordance with the provisions of Section 245 of the Delaware Corporation Law. It relates and integrates and does not further amend the provisions of

Maytag Corporation's Certificate of Incorporation as heretofore amended and supplemented, and there is no discrepancy between those provisions and the provisions of this restated Certificate of Incorporation.

Dated this 6th day of November, A.D. 1989.

____
D. J. Krumm, Chairman

____
Attest

STATE OF DELAWARE

OFFICE OF SECRETARY OF STATE

I, GLENN C. KENTON, Secretary of the State of Delaware, do hereby certify that the above and foregoing corresponds with and includes all of the provisions of the Restated Certificate of Incorporation of Maytag Corporation," as received and filed in this office the 6th day of November, A. D. 1989, at 10 o'clock A.M.

IN TESTIMONY WHEREOF, I have hereunder set my hand and official seal at Dover this 6th day of November in the year of our Lord one thousand nine hundred and eighty-nine.

/s/ Glenn C. Kenton
Secretary of State

SEAL

By: /s/ M. Toon

MAYTAG CORPORATION

Exhibit 3(d)

By-Laws of Registrant, as amended through February 7, 1991.

EXHIBIT 3

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

MAYTAG CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, **DOES HEREBY CERTIFY THAT:**

FIRST: The Board of Directors of the Corporation, at a meeting duly called and held, adopted the following resolution proposing an amendment to the Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation of the Corporation"):

RESOLVED, that the Board of Directors of the Corporation hereby declares it advisable that the Certificate of Incorporation of the Corporation be amended by deleting Article Ninth in its entirety.

SECOND: Thereafter, on May 8, 2003, pursuant to the resolution of the Board of Directors of the Corporation, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares of capital stock as required by statute and the Certificate of Incorporation of the Corporation were voted in favor of adopting the foregoing amendment.

THIRD: The foregoing amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The capital of the Corporation shall not be reduced under or by reason of the foregoing amendment

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Secretary this 4th day of June, 2003.

MAYTAG CORPORATION

By: /S/ PATRICIA J. MARTIN

Patricia J. Martin
Secretary

MAYTAG CORPORATION

A Delaware Corporation

BYLAWS

Revised as of February 10, 2000

MAYTAG CORPORATION

BYLAWS

Offices

1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware, and the name of the registered agent in charge thereof is the Corporation Trust Company. The corporation may also have an office in the City of Newton, Jasper County, State of Iowa, and also offices at such other places as the board of directors may from time to time appoint or the business of the corporation may require.

Seal

2. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware."

Stockholders Meetings

3. Meetings of the stockholders may be held at such place as shall be determined by resolution of the board of directors.

4. An annual meeting of the stockholders shall be held on such date and at such time and place as shall be fixed by resolution of the board of directors. Any previously scheduled annual or special meeting of the stockholders may be postponed by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of stockholders. At the annual meeting the stockholders shall elect directors of the class for which the term expires on such date and shall transact such other business as may properly be brought before the meeting.

Except as otherwise provided by statute or the Certificate of Incorporation, the only business which properly shall be conducted at any annual meeting of the stockholders shall (i) have been specified in the written notice of the meeting (or any supplement thereto) given as provided in Bylaw 7, (ii) be brought before the meeting by or at the direction of the Board of Directors or the officer of the corporation presiding at the meeting or (iii) have been specified in a written notice (a "Stockholder Meeting Notice") given to the corporation, in accordance with all of the following requirements, by or on behalf of any stockholder who is entitled to vote at such meeting. Each Stockholder Meeting Notice must be delivered personally to, or be mailed to and received by, the secretary of the corporation at the principal executive offices of the corporation, in

Newton, Iowa, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, the Stockholder Meeting Notice to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. For purposes of these Bylaws, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Each Stockholder Meeting Notice shall set forth: (i) a description of each item of business proposed to be brought before the meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the stockholder proposing to bring such item of business before the meeting; (iii) the class and number of shares of stock held of record, owned beneficially and represented by proxy by such stockholder as of the record date for the meeting (if such date shall then have been made publicly available) and as of the date of such Stockholder Meeting Notice and; (iv) all other information which would be required to be included in a proxy statement filed with the Securities and Exchange Commission if, with respect to any such item of business, such stockholder were a participant in a solicitation subject to Section 14 of the Securities Exchange Act of 1934 as amended. No business shall be brought before any annual meeting of stockholders of the corporation otherwise than as provided in this Bylaw 4; provided, however, that nothing contained in this Bylaw 4 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting. The officer of the corporation presiding at the annual meeting of stockholders shall, if the facts so warrant, determine that business was not properly brought before the meeting in accordance with the provisions of this Bylaw 4 and, if he should so determine, he should so declare to the meeting and any such business so determined to be not properly brought before the meeting shall not be transacted.

5. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. The officer of the corporation presiding at the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum present. Notice of the time or place of an adjourned meeting shall be given only as required by law. The stockholders present at a duly called meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient stockholders to constitute the remaining stockholders less than a quorum. At such adjourned meeting at which the requisite amount of voting stock shall be represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than

thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

6. At each meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person or may authorize another person or persons to act for such stockholder as proxy by the methods provided in Section 212 of the General Corporation Law of the State of Delaware, as in effect from time to time. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Each stockholder shall have one vote for each share of stock having voting power, registered in his name on the books of the corporation. The vote for directors, and upon the demand of any stockholder, the vote upon any question before the meeting, shall be by ballot. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

7. Written notice of the annual meeting shall be prepared and mailed by the corporation to each stockholder entitled to vote thereat at such address as appears on the stock book of the corporation at least ten and not more than sixty days prior to the meeting.

8. A complete list of the stockholders entitled to vote at the ensuing meeting, arranged in alphabetical order, with the address of each, and the number of voting shares held by each, shall be prepared by the secretary and filed in the office where the meeting is to be held, at least ten days before every meeting of stockholders, and shall, during the usual hours of business during such ten day period, and during the whole time of said meeting of stockholders, be open to the examination of any stockholder for any purpose germane to the meeting.

9. Special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution approved by a majority of the whole board of directors. Any previously scheduled annual or special meeting of the stockholders may be postponed by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of stockholders. This Bylaw 9 may not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the stock of the corporation issued and outstanding and entitled to vote, at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of meeting.

10. Business transacted at all special meetings shall be confined to the objects stated in the notice of the special meeting. Written notice of a special meeting of stockholders stating the time and place and object

thereof shall be prepared and mailed by the corporation, postage prepaid, at least ten and not more than sixty days before such meeting, to each stockholder entitled to vote thereat at such address as appears on the books of the corporation.

11. The board of directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the corporation, to act at a meeting of stockholders and make a written report thereof. One or more persons may be designated by the board of directors as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the officer appointed to act or is able to act at a meeting of stockholders, the officer of the corporation presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

The officer of the corporation presiding at the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting.

Directors

12. The property and business of this corporation shall be managed by its board of directors. Except as otherwise provided in these Bylaws or by law, the directors of the corporation shall be elected at the annual meeting of stockholders in each year. The number of directors which shall constitute the whole board of directors shall be at least three and such number may be fixed from time to time by a majority of the whole board, or if the number is not so fixed, the number shall be eleven. The directors of the corporation shall be divided into three classes, each class to consist, as nearly as may be, of one-third of the number of directors then constituting the whole board of directors.

At the 1977 Annual Meeting of Stockholders,

(a) one-third of the number of directors shall be elected to serve until the 1978 Annual Meeting of Stockholders;

(b) one-third of the number of directors shall be elected to serve until the 1979 Annual Meeting of Stockholders; and

(c) one-third of the number of directors shall be elected to serve until the 1980 Annual Meeting of Stockholders, and until their successors shall be duly elected and qualified.

At each annual election of directors after the 1977 Annual Meeting of stockholders, the successors to the directors of each class whose term shall expire in that year shall be elected to hold office for a term of three years from the date of their election and until their successors shall be duly elected and qualified. In the case of any increase or decrease in the number of directors, the increase or decrease shall be distributed among the several classes as nearly equally as possible, as shall be determined by a majority of the whole board at the time of such increase or decrease.

This Section 12 may not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the stock of the corporation issued and outstanding and entitled to vote, at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of the meeting.

13. The directors may hold their meetings and have one or more offices, and keep the books of the corporation outside of Delaware, at the office of the corporation in the city of Newton, Iowa, or at such other places as they may from time to time determine.

14. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by stockholders.

14A. Except as otherwise fixed pursuant to the Certificate of Incorporation relating to the rights of the holders of any one or more classes or series of Preferred Stock issued by the corporation, acting separately by class or series, to elect, under specified circumstances, directors at a meeting of stockholders, nominations for the election of directors may be made by the board of directors or a committee appointed by the board of directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at any annual meeting only if written notice of such stockholder's intent to make such nomination or nominations has been delivered personally to, or been mailed to and received by, the secretary of the corporation at the principal executive offices of the corporation in Newton, Iowa, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Each such notice shall set forth: (i) the name and record address of the stockholder who intends to make the nomination; (ii) the name, age, principal occupation or employment, business address and residence address of the person or persons to be nominated; (iii) the class and number of shares of stock held of record, owned beneficially and represented by Proxy by such stockholder and by the person or persons to be nominated as of the date of such notice; (iv) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (v) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder; (vi) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the Securities Exchange Act of 1934, as amended, and the proxy rules of the Securities and Exchange Commission; and (vii) the consent of each nominee to serve as a director of the corporation if so elected. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as a director of the corporation. Notwithstanding anything in the second sentence of this Bylaw 14A to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by the corporation at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw 14A shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the corporation, in Newton, Iowa, not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation. The officer of the corporation presiding at the annual meeting of stockholders shall, if the facts so warrant, determine that a nomination was not made in accordance with the provisions of this Bylaw 14A, and if he should so determine, he should so declare to the meeting and the defective nomination shall be disregarded.

Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw 14A, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw 14A. In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the stockholder's notice required by the first paragraph of this Bylaw 14A shall be delivered to the secretary at the principal executive offices of the corporation not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in these Bylaws.

Notwithstanding the provisions of Bylaw 4 and this Bylaw 14A, a stockholder shall also comply with all applicable requirements of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in Bylaw 4 and this Bylaw 14A. Nothing in Bylaw 4 and this Bylaw 14A shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended.

Executive Committee

15. There may be an executive committee of two or more directors designated by resolution passed by a majority of the whole board. Said committee may meet at stated times, or on notice to all by any of their own number. During the intervals between meetings of the board such committee shall advise with and aid the officers of the corporation in all matters concerning its interests and the management of its business, and generally perform such duties and exercise such powers as may be directed or delegated by the board of directors from time to time. The board may delegate to such committee authority to exercise all the powers of the board excepting power to amend the Bylaws, while the board is not in session. Vacancies in the membership of the committee shall be filled by the board of directors at a regular meeting or at a special meeting called for that purpose.

16. The executive committee shall keep regular minutes of its proceedings and report the same to the board when required.

Compensation of Directors

17. Directors who as officers or employees of the corporation receive compensation from it shall not receive any stated compensation for their services as directors; but by resolution of the board reasonable compensation for attendance at board meetings may be allowed and paid.

Directors who do not receive compensation from the corporation for employment with it in the capacity of an officer or employee shall be allowed and paid such stated compensation as may be fixed by the board of directors; and such directors shall be reimbursed for expenses incurred in connection with the performance of their duties or services as director, the amount thereof to be allowed and paid by resolution of the board.

Nothing herein contained shall be construed as precluding a director from serving the company in any other capacity and receiving compensation therefor.

18. Members of special or standing committees may be allowed and paid compensation for their services as such, and expenses incident thereto, in such amounts as from time to time are fixed and allowed by the board of directors.

Meetings of the Board

19. The newly elected board may meet without notice for the purpose of organization or otherwise immediately following the annual meeting of the stockholders or at such place and time as shall be fixed by resolution of the board.

20. Regular meetings of the board may be held without notice at such time and place as shall from time to time be determined by resolution of the board.

21. Special meetings of the board may be called by the chairman of the board or the president on two days' written notice mailed to each director, or on not less than 24 hours' notice delivered to each director personally, telephonically or by telegram or telecopy at such number as has been provided by the director; special meetings shall be called by the chairman of the board, the president or secretary in like manner and on like notice on the written request of a majority of the directors then in office. A special meeting may be held without notice if all the directors are present or, if those not present waive notice of the meeting in writing, either before or after such meeting.

22. At all meetings of the board, four directors, but not less than one-third of the total number of directors, shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the board of directors, except as may be otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws.

Officers

23. The officers of this corporation shall be chosen by the directors and shall be a president, one or more vice presidents, a secretary, controller, and such assistant secretaries as the board of directors may

designate. The board may also elect a chairman of the board and in that event, shall designate whether he or the president shall be the chief executive officer of the corporation.

24. The board of directors, at its first meeting after each annual meeting of stockholders, shall elect the corporate officers.

25. The board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

26. The salaries of the officers of the corporation shall be fixed from time to time by the board of directors; provided that in the case of officer members of the board of directors their salaries may be fixed from time to time by either of the following additional methods: (i) by a salary committee of not less than three members appointed, by a resolution passed by a majority of the whole board of directors, from among the members of the board of directors who are not officers of the corporation, or (ii) by a salary committee composed of all members of the board of directors who are not officers of the corporation, such committee to act by a majority of its members. None of the officers of the corporation shall be prevented from receiving a salary by reason of the fact that he is also a member of the board of directors; but an officer who shall also be a member of the board of directors shall not have any vote in a determination by the board of directors of the amount of salary that shall be paid to him.

27. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the whole board of directors.

Chairman of the Board of Directors

28. Whenever a chairman of the board of directors has been elected by the board, he shall preside at all meetings of the board of directors and of the stockholders. If no chairman of the board is elected, the president shall act as the chairman of the board and shall assume the powers and duties of the chairman.

President

29. (a) The president shall be the chief executive officer of the corporation unless a chairman of the board has been elected and designated as such officer. Subject to the authority of the chairman of the board in such event, the president shall have general and active management of the business of the corporation and shall see that all orders and resolutions

of the board are carried into effect. In the absence or disability of the chairman of the board, where that office has been filled by election of the board, the powers and duties of the chairman shall be assumed by the president.

(b) He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation.

(c) He shall be ex-officio a member of all standing committees, and shall have the general powers and duties of supervision and management usually vested in the office of president of the corporation.

Vice President

30. The board of directors may elect one or more vice presidents and may designate one or more of the vice presidents to be executive vice presidents. Subject to the succession provided for in Bylaw 29(a), in the absence or disability of the CEO, the executive vice presidents, or the vice presidents in the event none have been designated "Executive", in the order designated, (or in the absence of any designation, then in the order of their election) shall perform the duties and exercise the powers of the CEO. The vice president(s) shall perform such other duties as the board of directors may prescribe.

Secretary

31. The secretary shall attend all sessions of the board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized. He shall give, or cause to be given, notice of all meetings of the stockholders and of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be.

Treasurer

32. (a)The treasurer shall, under the general direction of the Chief Financial Officer, be responsible for the planning and directing of corporate finance activities. He shall have the custody of corporate

funds and securities and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors.

(b)He shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board, the President and the directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer.

(c) He shall give the Corporation a bond if required by the Board of Directors in a sum, and with one or more sureties satisfactory to the Board, for the faithful performance of the duties of his office, and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Chief Financial Officer

33. The Chief Financial Officer of the corporation shall have the general responsibility for the financial operations of the corporation and for all receipts and disbursements of the funds of the corporation.

Controller

34. The controller shall be the chief accounting officer of the corporation.

Assistant Secretary

35. The assistant secretaries in the order of their seniority shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary, and shall perform such other duties as the board of directors shall prescribe.

Assistant Treasurer

36. Repealed.

Vacancies and Newly Created Directorships

37. If the office of any officer or agent becomes vacant by reason of death, resignation, retirement, disqualification, removal from office or otherwise, such vacancy may be filled by the board of directors.

Vacancies in the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the expiration of the term of the class to which they have been chosen and until their successors are duly elected and qualified. This second paragraph of Section 37 may not be amended or rescinded except by the affirmative vote of the holders of at least two-thirds of the stock of the corporation issued and outstanding and entitled to vote, at any regular or special meeting of the stockholders if notice of the proposed alteration or amendment be contained in the notice of the meeting.

Duties of Officers May be Delegated

38. In case of the absence of any officer of the corporation, or for any other reason that the board may deem sufficient, the board may delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer, or to any director, provided a majority of the entire board concur therein.

Certificates of Stock

39. The certificates of stock of the corporation shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary.

Transfers of Stock

40. Transfers of stock shall be made on the books of the corporation only by the person named in the certificate or by attorney, lawfully constituted in writing, and upon surrender of the certificate therefor.

41. The board of directors shall have power to appoint one or more

transfer agents and/or one or more registrars of transfers and may provide that the issuance of certificates of stock of this corporation shall not be valid unless signed by such transfer agent or transfer agents and/or registrar of transfers or registrars of transfers, and if such certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile.

Record Dates

42. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any such other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business of the day next preceding the day on which notice is given, and the record date for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Registered Stockholders

43. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Delaware.

Lost Certificate

44. Any person claiming a certificate of stock to be lost, stolen or destroyed, shall make an affidavit or affirmative of the fact and advertise the same in such manner as the board of directors may require, and shall if the directors so require give the corporation a bond of indemnity, sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of a new replacement certificate, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost, stolen or destroyed.

Inspection of Books

45. The directors shall determine from time to time whether and, if allowed, when and under what conditions and regulations the accounts and books of the corporation (except such as may by statute be specifically open to inspection) or any of them shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.

Checks

46. All checks or demands for money and notes of the corporation, shall be signed by such officer or officers, employee or employees as the board of directors may from time to time designate.

Fiscal Year

47. The fiscal year shall begin the first day of January in each year.

Directors' Annual Statement

48. The board of directors shall present at each annual meeting, and when called for by vote of the stockholders at any special meeting of the stockholders, a full and clear statement of the business and condition of the corporation.

Notices

49. Except as otherwise provided in these Bylaws, whenever under the provisions of these Bylaws notice is required to be given to any director, officer or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by telecopy as provided in Bylaw 21, by mail, by depositing the same in the post office or letter box, in a postpaid sealed wrapper, addressed to such stockholder, officer or director at such address as appears on the books of the corporation, or, in default of other address, to such director, officer or stockholder at the General Post Office in the City of Wilmington, Delaware, and such notice shall be deemed to be given at the time when the same shall be thus mailed.

Any stockholder, director, or officer may waive any notice required to be given under these Bylaws, either before or after the event for which such notice was required.

Incentive Payments

50. Repealed.

51. Unless otherwise provided by resolution adopted by the board of directors, the president or any vice president or the secretary may from time to time appoint an attorney or attorneys, or an agent or agents, to exercise in the name and on behalf of the company the powers and rights which it may have as the holder of stock or other securities in any other corporation or membership in any organization, to vote or consent in respect of such stock or other securities or membership, and the president, or any vice president or the secretary may execute or cause to be executed in the name and on behalf of the company and under its corporate seal, or otherwise all such written proxies or other instruments as he may deem necessary or proper in order that the company may exercise its powers and rights.

Amendments

52. Except as otherwise provided in these Bylaws, these Bylaws may be altered or amended by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereat, at any regular or special meeting of the stockholders, if notice of the proposed alteration or amendment be contained in the notice of the meeting, or (except as otherwise provided in these Bylaws) by the affirmative vote of a majority of the board of directors at a regular or special meeting of the board.

* * * * *

I, Frederick G. Wohlschlaeger, Secretary of MAYTAG CORPORATION, a corporation organized and existing under the laws of the State of Delaware, do hereby certify that as such Secretary, I have custody and possession of the records and corporate seal of said corporation, and that the foregoing is a full, true and correct copy of the Bylaws of said corporation in my custody and possession; and that the seal hereto affixed is the common or corporate seal of said corporation so in my custody and possession.

IN WITNESS WHEREOF, I have hereunto set my hand as such Secretary and affixed the corporate seal of said corporation this 10th day of February, A.D., 2000.

/s/ Frederick G. Wohlschlaeger
Secretary



Patricia J. Martin
Vice President, Deputy General
Counsel & Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

Cell: 641-831-4868

Via Fax & Overnight Mail
202-942-2825

March 4, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by the California Public Employees' Retirement System for Inclusion in Maytag Corporation's 2005 Proxy Statement

Ladies and Gentlemen:

Attached is a letter from CalPERS withdrawing the proposal. Consequently, we are withdrawing our request for a no-action letter on the above matter.

Thank you for your consideration.

Sincerely,

PJM/jm

Attachment: CalPERS Withdrawal of Shareholder Proposal Letter



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 795-3675 FAX (916) 795-3659

March 3, 2005

OVERNIGHT MAIL & FAX

Maytag Corporation
403 West Fourth Street North
Newton, IA 50208
Attention: Patricia J. Martin, Vice President,
Deputy General Counsel and Secretary

Re: Withdrawal of Shareholder Proposal

Dear Ms. Martin:

Because Maytag Corporation has been responsive to CalPERS' corporate governance concerns, CalPERS agrees to withdraw its shareholder proposal filed for consideration at the Company's 2005 annual meeting.

If you have any questions concerning this letter, please contact me.

Very truly yours,

Marte Castaños
Senior Staff Counsel

cc: Ted White, Director, Corporate Governance – CalPERS
Ralph F. Hake, Chairman and CEO